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02031220

REGISTRANT'S NAME Dairy Farm Int'l Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

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APR 25 2002
THOMSON FINANCIAL

FILE NO. 82- 2968 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 4/17/02

Dairy Farm

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED *Annual Report 2001*

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Our goal is to create long-term shareholder value by satisfying Asia-Pacific consumers' needs for wholesome fresh foods and fast-moving consumer goods.

AR/S
12-31-01
02 APR 17 AM 11:0


超級新鮮
SUPER
FRESH

7-ELEVEN

惠康 wellcome

mannings

Giant





guardian

美心 Maxim's



HERO

Cold Storage
The fresh food people

FOODWORLD



STARBUCKS COFFEE

Coffee Concepts (Hong Kong) Limited is an authorized licensee of Starbucks Coffee International

woolworths
The real fresh food people.

Jardines
A member of the Jardine Matheson Group

CONTENTS

CORPORATE INFORMATION	1
CORPORATE OVERVIEW	2
HIGHLIGHTS	3
CHAIRMAN'S STATEMENT	4
GROUP CHIEF EXECUTIVE'S REVIEW	6
REGIONAL OPERATING REVIEW	8
COMMUNITY INVOLVEMENT	12
FINANCIAL REVIEW	13
DIRECTORS' PROFILES	16
FINANCIAL STATEMENTS	17
REPORT OF THE AUDITORS	51
FIVE YEAR SUMMARY	52
PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES	53
CORPORATE GOVERNANCE	54
SHAREHOLDER INFORMATION	57
NOTICE OF ANNUAL GENERAL MEETING	58
MANAGEMENT AND OFFICES	60

CORPORATE INFORMATION

Directors

SIMON KESWICK
Chairman

PERCY WEATHERALL
Managing Director

RONALD J FLOTO
Managing Director

GEORGE JOSEPH HO

BRIAN KEELAN

HENRY KESWICK

DR GEORGE C G KOO

R C KWOK

C G R LEACH

NORMAN LYLE

HOWARD MOWLEM

OWEN PRICE

JAMES WATKINS

Company Secretary and Registered Office

C H WILKEN

JARDINE HOUSE
33-35 REID STREET
HAMILTON
BERMUDA

Dairy Farm Management Services Limited

Directors

PERCY WEATHERALL
Chairman

RONALD J FLOTO
Group Chief Executive

HOWARD MOWLEM
Group Finance Director

ED CHAN
Regional Director, North Asia

MICHAEL KOK
Regional Director, South Asia

BRIAN KEELAN

NORMAN LYLE

JAMES WATKINS

MICHAEL WU

Corporate Secretary

N M MCNAMARA

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

Dairy Farm International is a leading food and drugstore retailer in the Asia-Pacific Region. At 31st December 2001, the Group and its associates operated some 2,200 outlets – principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants – employed some 58,800 people in the Region, and had 2001 total sales from ongoing operations of some US$4.4 billion.

The Group operates under well-known local brands, including:

- Supermarkets – Wellcome in Hong Kong and Taiwan, Woolworths in New Zealand, Cold Storage in Singapore, Giant in Malaysia, Hero in Indonesia, and Foodworld in India;
- Hypermarkets – Giant in Malaysia, Singapore and India;
- Drugstores – Mannings in Hong Kong, Guardian in Singapore, Malaysia and Indonesia, and Health and Glow in India; and
- Convenience stores – 7-Eleven in Hong Kong, Southern China and Singapore.

The Group also has a 50% interest in Maxim's, Hong Kong's leading restaurant chain.

Dairy Farm International Holdings Limited is incorporated in Bermuda and has its primary share listing on the London Stock Exchange, and secondary listings on the Singapore and Bermuda stock exchanges. The Group's businesses are managed from Hong Kong by Dairy Farm Management Services Limited through its regional offices. Dairy Farm is a member of the Jardine Matheson Group.

CORPORATE OVERVIEW

Our vision is to be a leading food and drugstore retailer in the Asia-Pacific Region in terms of sales and long-term shareholder value creation.

High-Quality, Low-Cost Retailing

Dairy Farm's core strategy is to focus on supermarket, hypermarket, convenience store and drugstore retailing, offering consumers value-for-money through low-cost, efficient distribution of high-quality fresh foods and fast-moving consumer goods. We aim to be leaders in our market sectors.

Multiple Formats – Shared Services

We operate multiple formats in most markets, supported by shared infrastructure for logistics, human resources, finance, procurement, and information technology systems.

Asia-Pacific Focus

The Group's geographic focus is the Asia-Pacific Region, and our future acquisitions will be concentrated in this area as we continue to build our existing businesses, and explore new investment opportunities.

Long-Term Shareholder Value Creation

The Group takes a long-term view of business development and strikes a balance between investment in mature cash-producing activities and investment in new developments. Shareholder value creation is the performance yardstick for the long-term incentive programme of the Company. The Group's fundamental philosophy is to maintain financial strength through prudent financing.

Highlights

- Expansion in Southeast Asia
- Some recovery at Wellcome Hong Kong
- Managed sell-down at Franklins completed
- Share buy-back offer announced

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties		
Change %	2000 US$m	**2001 US$m**		**2001 US$m**	2000 US$m	Change %
7	3,255	**3,470**	Sales – continuing activities	**3,470**	3,255	7
100+	–	**47**	Underlying net profit	**48**	1	100+
n/a	(171)	**30**	Net profit/(loss)	**30**	(194)	n/a
1.8%	3.1%	**4.9%**	Recurring EBITDA to sales	**4.9%**	3.1%	1.8%
%	US¢	**US¢**		**US¢**	US¢	%
100+	0.01	**2.85**	Underlying earnings per share	**2.87**	0.03	100+
n/a	(10.36)	**1.80**	Earnings/(loss) per share	**1.82**	(11.75)	n/a

The Group's financial statements are prepared under International Accounting Standards ("IAS") which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the Chairman's Statement, Group Chief Executive's Review, Regional Operating Review, Financial Review and Five Year Summary are based on this supplementary financial information unless otherwise stated.

Chairman's Statement

"We resolved a major problem through the disposal of Franklins..."

Overview

Dairy Farm made significant progress in 2001, against a backdrop of poor economic conditions in most of our markets. We resolved a major problem through the disposal of Franklins, our Australian business, and we began sustained developments in areas we see as profit drivers for the future.

Results

Sales from continuing activities of US$3,470 million were 7% ahead of last year, with growth in all regions. Each of our regional businesses has shown improved performance, and our underlying profit of US$48 million in 2001 compares to a profit of US$1 million in 2000. Underlying earnings per share were US¢2.87, compared to US¢0.03 in 2000.

The Group moved into a net cash position, due mainly to the disposal of Franklins and Sims Trading. In the circumstances the Directors consider it appropriate to offer to return value to shareholders and therefore propose to repurchase up to 170 million shares representing 10% of issued share capital. This is to be carried out by way of a tender offer at a price range of US$0.66 to US$0.75 per share. The proposal gives shareholders a choice to sell shares at a premium to the market price or to increase their proportionate stake by retaining their shares. A circular containing full details of the offer is being sent to shareholders.

In view of our forthcoming investment commitments, and a cautious view of prospects for 2002, the Directors believe it to be too early for a resumption of dividend payments.

Sales*


US$m
4,000
3,000
2,000
1,000
0
1999
2000
2001
New Zealand
South Asia
North Asia

* *Continuing activities*

Disposal of Franklins

Having decided in April to exit from Australia, a managed sell-down of Franklins was undertaken as the most effective means, among the limited options available to us, of realising value. An assessment of Franklins' assets in 2000 led to an impairment charge of US$129 million. During the course of the disposal programme, however, a premium was achieved on the sale of the assets, yielding a net gain in 2001 of US$38 million. We are grateful for the dedication and professionalism shown by Franklins' management during the complex sell-down process.

Operations

In North Asia, results improved in all businesses. Wellcome Taiwan, Mannings and 7-Eleven in Hong Kong all achieved increased profits. Wellcome Hong Kong also made good progress, although there is still much to be done to reach acceptable levels of profitability. We are vigorously expanding our 72-store 7-Eleven network in neighbouring Guangdong.

In South Asia our focus is on developing the successful Giant hypermarket format in Malaysia and Singapore, as well as expanding into Indonesia and, subject to government approvals, India. Our other businesses in the region continue to perform well.

During the year we were approached to sell Woolworths, our New Zealand supermarket operation. This prompted enquiries from other potential purchasers, but after careful review, we decided that it was preferable to retain and grow this valuable business.

Despite a profit decline in 2001, Maxim's remains an excellent investment. Maxim's is expanding the Starbucks chain in Hong Kong, and will be extending it to Southern China.

People

We are pleased to welcome Brian Keelan who was appointed to the Board in July. Ian Durant left the Board in October after three years of service as Group Finance Director and we would like to express our appreciation for his valuable contribution. We are also pleased to welcome Howard Mowlem who was appointed to the Board as his successor.

The Group's improved results in 2001 have been achieved through the commitment and professionalism of our people. On behalf of the Directors, I would like to thank all our employees for their valuable contribution and look forward to their continued support.

Outlook

The economic outlook for the regions in which Dairy Farm operates is uncertain. The Company, however, remains strong with experienced staff and sound retail businesses that are well positioned to succeed.

Simon Keswick
Chairman

26th February 2002

"The Company remains strong with experienced staff and sound retail businesses that are well positioned to succeed."

GROUP CHIEF EXECUTIVE'S REVIEW

"While continuing our capital spending programme, we are keeping costs down and managing cash tightly."

The Year

We made significant progress in terms of profit performance and strategic positioning. Most of our retail businesses registered sales and profit improvements by pursuing well established plans focusing on store modernization, efficient infrastructure and organic growth.

Record profits were achieved in Singapore, Malaysia, and Taiwan, and also by Mannings and 7-Eleven in Hong Kong. All other retail businesses were on plan, including Wellcome Hong Kong, which faced continuing margin pressure, deflation in food prices and strong competitive expansion. Wellcome achieved sales increases which, combined with excellent expense control, resulted in significantly improved performance.

Maxim's profit declined, but performed well against its peers in a sluggish catering market.

Wellcome: Taiwan

The performance of Wellcome Taiwan merits special attention in that 2001 represents the fruition of a two-year turnaround effort. This business was loss-making in 1999. As a result of a programme of investment in fresh merchandising in 56 of its 100 stores; investment in a fresh distribution centre to support the stores; sharper and more productive store operations; a logistics support contract with a local hypermarket chain; and a bolt-on acquisition of 12 stores, Wellcome Taiwan achieved an EBITDA of US$15 million this year.

South Asia

South Asia has improved rapidly over the past two years with sales and profit up more than 75%. Excellent results have been driven by operational improvements, bolt-on acquisitions and aggressive greenfield expansion. We acquired Giant, a Malaysian company with two hypermarkets, in late 1999 and have used this as our hypermarket growth vehicle. We are convinced of the value of this format in Asia, and its suitability to our multi-channel, shared services retail strategy. Today we operate seven hypermarkets, two in Singapore and five in Malaysia, and will open at least six more in these countries in the next year. We will also open several in Indonesia and India during that time. Hypermarkets will become an important retail channel for us in future, and we already have the number one share of hypermarket sales in both Singapore and Malaysia.

Woolworths: New Zealand

In New Zealand, our Woolworths supermarkets continued to achieve good returns and we plan to invest in new stores and infrastructure.

Future growth opportunities will be enhanced by the expansion of mini-mart retailing at Gull petrol stations.

Franklins: Australia

Having been unsuccessful in attracting an offshore purchaser, and being prevented by competition authorities from selling the business in its entirety to a local competitor, we undertook a managed sell-down of Franklins during the second half. A total of 249 stores were sold to national and international chains and independent operators, including 14 stores to former managers. We closed 38 stores as well as 10 distribution centres and administrative offices. The trading loss of US$53 million for the year was in line with our expectation and the gain on disposal of US$38 million exceeded plan. We are pleased to note that over 90% of our former staff were employed by purchasers. By year-end, our Group support structure was reduced by over 20% to reflect our smaller size following the Franklins disposal.

Strategy

Our strategic plan is unchanged:

- A clear focus: Retailing in the Asia-Pacific Region;
- Proven formats: Supermarkets, hypermarkets, health and beauty and convenience stores;
- Long-term growth markets: Leading positions in rapidly developing markets with investment in fresh products and store design, modern infrastructure and bolt-on acquisitions;
- Efficient support functions: Shared logistics, procurement and administrative services.

Recent strategic initiatives include:

- Approval in August of our restructured 7-Eleven joint venture in Guangdong where we are now licensed to increase our chain to 350 stores. In the latter part of the year, 22 new stores were opened, and we look forward to further growth in 2002.
- Opening of our second hypermarket in Singapore.
- Bolt-on acquisition of 13 supermarkets in Hong Kong.
- Maxim's, our associate, will be expanding its highly successful Starbucks business to Southern China. This area, in addition to Hong Kong, is expected to provide exciting growth opportunities in the future.

Outlook

2002 will be a difficult year in Asia, with many of the most important markets in which we operate experiencing economic weakness. While continuing our capital spending programme, we are keeping costs down and managing cash tightly.

As 2001 closes I would like to thank the people of Dairy Farm for their dedication and fine accomplishments during the year.

RONALD J FLOTO
Group Chief Executive

26th February 2002

MARKET POSITION

	Supermarkets	Hypermarkets	Health and Beauty Stores	Convenience Stores	Restaurants
Hong Kong	2	–	1	1	1
India	1	1	1	–	–
Indonesia	1	–	2	–	–
Malaysia	2	1	1	–	–
New Zealand	3	–	–	–	–
Singapore	2	1	1	1	–
Taiwan	1	–	–	–	–

REGIONAL OPERATING REVIEW

SOUTH ASIA

The continued growth in sales and profits of our South Asian businesses has further strengthened Dairy Farm's position as the leading retailer in the Region. Our growth momentum is planned to continue, particularly through the expansion of our Giant hypermarkets and superstores.

SINGAPORE

Despite sluggish economic conditions, **Cold Storage** supermarkets achieved sales growth of 10% and increased profit by 50%. We ended the year with 35 outlets, one more than the year before. The increased profitability was mainly derived from improved margins, reduced shrinkage and better store productivity. Cold Storage continues to dominate the middle and upper segments of the food retailing market in Singapore.

Our first and highly successful **Giant** hypermarket at IMM became profitable in its first year, and we opened the second at Turf City in December. The Giant format is targeted mainly at the lower segment of the food retailing market. Both sales and profitability significantly surpassed our expectations. Giant's promotional theme of "Great Value, Big Variety" and its "ethnic" concept are proving to be very popular, and we are confident that Giant's current format has excellent potential for further growth. Giant won the Singapore Retailer's Association's 2001 award for "Best New Entrant" based on creativity, market impact and financial achievement. A site for a third store has been secured, to open in the second quarter of 2002.

Guardian's health and beauty stores benefited from the acquisition of the 22-store Apex chain in 2000, and increased both sales and profits. We opened 15 new stores, reaching a total of 93. This makes Guardian a major player in the health and beauty sector, and a clear leader in community pharmacies with 60 stores offering dispensing services.

7-Eleven, Singapore's leading convenience store chain, achieved sales and profit increases for the third consecutive year. The store network was expanded by 25% with the addition of 33 new stores, and there are now 156 outlets including 52 franchised stores. The extensive network of stores has enabled 7-Eleven to provide more service items to customers, including utility and phone bill payments and topping up of cash cards, generating new streams of income.

Photofinish performed satisfactorily, achieving higher sales for the year. We continued to invest in new digital machines to establish Photofinish as a leading digital imaging business. Additionally, Photofinish's "budget print" concept, now available in all retail banners' outlets, is steadily increasing in popularity.

MALAYSIA

Giant had a successful year, with the opening of three new hypermarkets at Senawang, Shah Alam and Johor Bahru. The hypermarket complex in Shah Alam also contains our new head office and distribution centre. At year-end, the chain consisted of five hypermarkets and 11 supermarkets, making Giant the leading player, and well placed for further expansion. In 2002, Giant will open another five hypermarkets that will significantly increase sales.

In July, Dairy Farm purchased the remaining 10% shareholding of Giant.

Guardian enjoyed record sales and profit in 2001, and 16 new stores were added, bringing the total to 80 outlets. As the leading pharmacy chain in Malaysia, the Guardian brand is widely recognised by consumers for service and product range. To distance itself further from competitors, Guardian plans to increase its network of stores by adding at least 15 outlets in 2002.

INDONESIA

Hero's sales increased 17% in local currency terms, against a background of food inflation of around 10% for the year. Operating profits, however, were flat as a result of operating cost increases, some of which were mandated. The total number of supermarkets increased to 80, with the addition of 10 new outlets. Dairy Farm's effective shareholding in Hero increased from 32% to 37% following a rights issue in September. The proceeds of US$10.4 million will be used for future expansion, including **Giant** hypermarkets. Despite the difficult economic and political climate, Hero has consistently performed well and remains Indonesia's leading food retailer. The business is well positioned to take advantage of the expected long-term growth of Greater Jakarta and the major regional cities.

INDIA

Foodworld, the Group's 49%-owned supermarket joint venture, opened 21 new stores bringing the total to 71 outlets. These outlets are located over five regional cities in Southern India. The costs associated with this rapid expansion programme meant that the business made a small loss for the year, but it has now achieved a critical mass and we expect profitable operations in 2002. Foodworld is the only western style food retailing chain in India, and has achieved a good brand image among Indian consumers.

Health and Glow, the Group's 50%-owned health and beauty joint venture, had a satisfactory year with sales growth of 34%. There are currently 16 stores in four regional cities. The business is profitable at store level, but incurred a net loss due to the limited size of operations. We are currently reviewing the business strategies, including the merchandise range, customer service and operational efficiency to improve performance. We remain of the view that the health and beauty market in India, now in its infancy, is a good growth opportunity.

Giant Hyderabad, our hypermarket joint venture, opened in June and is the first hypermarket in India. Sales increased steadily each month to be well ahead of plan in 2001, reflecting enthusiastic consumer acceptance of this format. Two new hypermarkets are planned in 2002.

NORTH ASIA

HONG KONG

Hong Kong continued to suffer from deflation and generally adverse economic conditions throughout 2001. Against this background, our businesses performed well in achieving gains in both sales and profits.

Wellcome supermarkets improved its performance in all operational areas. Despite food price deflation and weak consumer confidence, sales increased and margins also showed modest improvement. Further margin growth is expected to be gradual. The proportion of fresh sales continued to increase, following a successful marketing campaign and continued investment in fresh food presentation in stores. Efficiency gains and cost reductions were important contributors to the improved overall performance. Distribution, shrinkage, and store expenses and overheads all decreased as a percentage of sales and will continue to decline as sales increase. Total capital expenditure was US$42 million, the majority invested in 28 new stores. These included 11 new superstores with an average gross area of 24,500 sq. ft. We closed 13 loss-making stores and restructured the Wellcome Delivers service to a more cost effective "store-pick" operation.

Sales of **7-Eleven** increased 8%, accompanied by a strong profit improvement. We opened 38 stores during the year, bringing the store count to 444 including 256 franchised stores. Future growth will be achieved by adding stores and by providing innovative services and new products. This year's initiatives included bill payment services, ticketing, various kiosk-based services as well as on-line and off-line order fulfilment. Margins improved slightly with new exclusive lines and house brands targeted at young trend-conscious customers, who value innovation. We launched the "You Have a Say" marketing programme which provided valuable customer information, and were the first retailer to accept Octopus smart cards to provide faster and more convenient purchasing in our stores.

Mannings strengthened its position as Hong Kong's leading health and beauty retailer. Aggressive marketing has resulted in a 14% sales increase and a 2% market share increase in western medicine and cosmetics. The total number of outlets increased to 179 after opening 25 stores during the year. We also expanded pharmacy services to 12 counters in key areas. Supply chain enhancements during the year produced good results, with improvements in stock turnover. Staff continued to focus on excellent customer service, winning the Hong Kong Retail Management Association's Mystery Shopper Programme for the eighth consecutive year.

Ice manufacturing and cold store operations performed well, with increased sales and higher utilisation of the cold store at Shek Pai Wan resulting in improved profits for the year. We are evaluating various opportunities, including vertical and horizontal integration, to enhance the business.

Maxim's, our 50%-owned restaurant associate, had a difficult year due to the introduction of the expensive Mandatory Provident Fund ("MPF"). This, combined with flat sales due to both the sluggish local economy and the increasing leakage of weekend business to Southern China, contributed to an 8% decline in profit before tax. Profit would have been above last year save for the MPF introduction. The traditional Cantonese restaurants were worst affected, and action is underway to improve their performance through cost saving, rightsizing and closure of loss-making outlets. Cake shops growth was encouraging, particularly from higher sales in festive products and catering services. Improved labour utilisation and investment in a new central kitchen are among the measures being taken to improve profitability.
Starbucks represents an exciting opportunity which is being aggressively expanded after a highly

successful launch in Hong Kong in mid-2000. There were 15 new Starbucks outlets opened in 2001 for a total of 24 at year-end. This business will be extended to Southern China, which is expected to provide substantial further growth opportunities.

Group Procurement, which is based in Hong Kong, has continued to achieve efficiencies through Group-wide purchasing, and through membership of the WorldWide Retail Exchange. We held 22 procurement auctions in 2001, and these were successful in delivering significant savings to all our business units.

MAINLAND CHINA

7-Eleven China opened 22 new convenience stores in Guangdong in the second half of 2001, following the restructuring of our investment. Our new joint venture company, Guangdong Sai Yi Convenience Stores Limited (in which Dairy Farm holds a 65% interest), is the first convenience store joint venture approved by the Ministry of Foreign Trade and Economic Co-operation in China. An aggressive expansion programme is planned in Southern China, with the current 72 stores expected to expand to 350 stores over the next four years. Guangdong, the nearest and most culturally aligned Chinese Province with Hong Kong, has one of the fastest growing economies in Asia and will develop over time as a profitable market for convenience stores.

TAIWAN

Wellcome supermarkets had an excellent year, with performance improvement in virtually all operational areas. Despite operating in a weak economy with negative GDP growth and falling consumer sentiment, sales and profits both increased significantly. The extension of 24-hour trading and continued investment in new and remodeled stores proved successful, and we now have a style and scale of operations that will compete effectively with the hypermarket sector. Supply chain costs were reduced through operating efficiencies and a new contract to provide logistics services to external parties. Store operating costs were tightly controlled to ensure the full benefits of improved sales were reflected in the profit result. We plan to maintain this growth momentum by improving fresh sales, opening new stores and making bolt-on acquisitions as opportunities arise.

NEW ZEALAND

Sales at **Woolworths** increased by 6% over last year in local currency terms. We added two new Woolworths stores during the year, and now have 84 supermarkets. A new alliance was established in May 2001 with Gull Petroleum, an independent petrol retailer, to operate mini-marts at their petrol stations. So far, 22 new mini-marts have been opened, and we are continuing to adjust store layouts and merchandise mix to meet the customer demands in this sector.

COMMUNITY INVOLVEMENT

Responsible Corporate Behaviour

Dairy Farm is a complex business operating in the Asia-Pacific Region. Shared goals and values are what hold our companies together. Our key values are twofold – an unrelenting focus on results and an uncompromising commitment to integrity.

We have clear guidelines embodied in our Code of Conduct, which promotes ethical standards to protect the reputation of the Group, as well as to provide guidance on how to treat our customers, business partners and colleagues with openness, fairness and respect.

Community Partnerships and Charitable Donations

As a responsible corporate citizen, we believe we have an important role to play in contributing to the development of the societies in which we operate. We continue to create job opportunities in the communities we serve and currently employ some 58,800 people in eight territories. We also support academic and charitable institutions so that they can grow and increase their contributions to their communities.

For many years, Dairy Farm has provided support to the Community Chest in Hong Kong, with proceeds distributed to some 140 beneficiaries serving the needs of the underprivileged and the disadvantaged.

The Group also sponsored the "7-Eleven Seminar Series" at Lingnan (University) College in Guangzhou, in which senior executives from the Group addressed students on a range of topics, as part of the university's International MBA programme.

In Singapore, Dairy Farm together with Care Community Service Society ("CCSS") entered the Guinness Book of Records by organising a tea party for 7,121 participants. Proceeds went to CCSS in aid of low-income families and the elderly.

Since 1986, Dairy Farm has been a corporate sponsor of AFS Intercultural Programs Inc, a not-for-profit, volunteer-based multicultural exchange network involving 10,000 students studying and living in 55 countries for up to one full school year. Two children of Dairy Farm employees in Hong Kong received AFS corporate scholarships to study in Australia and the Netherlands respectively in 2001.

Dairy Farm's businesses continue to participate actively in social service activities in the communities in which they serve:

- Wellcome Hong Kong donated to the Children's Cancer Foundation at a celebrity quiz show.
- 7-Eleven Hong Kong established the Fresh Air Project in co-operation with a number of youth-concerned groups to improve air quality in the city, whilst fostering creative thinking among young people.
- In Singapore, Dairy Farm engaged in various fund raising activities with Sing Melody Children's Choir to provide training and overseas exposure for a choir comprising 90 boys and girls aged between seven and fourteen.
- Foodworld adopted an entire village that was affected by the earthquake in Gujarat, India to help re-building it through the *"Arunodaya Charitable Trust"*. Dairy Farm also made a donation to help the victims.
- Guardian Malaysia joined with the National Cancer Council for the fifth year to provide financial assistance and counselling to cancer patients.

FINANCIAL REVIEW

Dairy Farm's financial statements are prepared under International Accounting Standards ("IAS"). Changes in IAS during 2001 clarified that leasehold interests in land should not be shown at valuation, and instead should be shown at amortised cost. As a consequence, the accumulated revaluation gain on our leasehold properties has been reversed, resulting in shareholders' funds being reduced by US$121 million. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties, in addition to the IAS financial statements. The figures included in this Financial Review are based on the supplementary financial information.

Performance

The 2001 results show a substantial improvement in our continuing operations coupled with the significant impact of the disposal of Franklins. As a consequence, additional financial information has been provided to separate the discontinuing operations, consisting of Franklins and Sims Trading, which were sold during the year.

Sales for the continuing operations were up 7% for the full year, compared with 4% in the first half. The strong US dollar has reduced sales by 4%. Recurring PBIT was US$92 million, representing a US$60 million increase on last year. This was a result of improved performances in virtually all our businesses, in particular Wellcome Hong Kong. The recurring EBITDA on sales was 4.9% compared to 3.1% last year, and while this remains below the level we regard as acceptable, the trend is encouraging. The overall net profit at US$30 million was a significant improvement on last year's result, which was affected by the impairment charge in respect of Franklins.

Non-recurring expenses for continuing operations amounted to US$20 million. This comprises an impairment charge of US$13 million against the value of information technology and logistics assets in Hong Kong, and a restructuring cost of US$7 million for Wellcome Delivers following its integration with the main Wellcome Hong Kong business.

Earnings from associates of US$34 million represents a slight reduction on last year. This was due to a decline in profit at Maxim's, where introduction of the Mandatory Provident Fund had an adverse impact on profitability. The earnings from our other associates showed a slight increase.

RECURRING PBIT BY REGION	2001 US$m			2000 US$m		
	1st half	**2nd half**	***Full year***	1st half	2nd half	*Full year*
Company and subsidiaries						
• North Asia	**(4)**	**24**	***20***	(39)	1	*(38)*
• South Asia	**14**	**17**	***31***	11	14	*25*
• New Zealand	**10**	**13**	***23***	10	15	*25*
Associates/Other	**6**	**12**	***18***	8	12	*20*
Recurring PBIT	**26**	**66**	***92***	(10)	42	*32*
Recurring EBITDA	**67**	**103**	***170***	24	76	*100*

The net financing charge for the year was US$35 million compared with US$29 million last year. The charge included the cost of terminating interest rate swaps, and also an unfavourable move in the spread between our borrowing rate and the deposit rate earned on centrally held US dollar cash deposits.

The underlying tax charge was unchanged from last year, as much of our improved performance occurred in areas where we have accumulated tax losses.

Earnings per share were US¢1.82, while underlying earnings per share were US¢2.87, both representing significant improvement on last year.

Disposal of Franklins and Sims

The managed sell-down of Franklins took place in the second half of 2001 and was substantially completed by the end of December. There was a net gain on disposal of US$38 million after allowing for a non-cash charge for accumulated currency translation differences of US$35 million. This follows an asset impairment charge in the previous year of US$129 million. Offsetting the net gain on disposal was a net operating loss of US$53 million, resulting in an overall net loss of US$15 million. In summary, the managed sell-down process was completed favourably and is not expected to have any material impact on the Group's future results.

Sims Trading was sold in February, resulting in a net profit on disposal of US$17 million.

Cash Flow

At the end of 2001, the Group was in a net cash position of US$90 million, representing a net positive cash change for the year of US$332 million mainly arising from the disposal of Franklins and Sims.

Continuing operations generated an operating cash flow of US$240 million, an increase of US$46 million on last year, largely due to improved profit and working capital management.

Our continuing operations' capital expenditure was US$115 million compared to US$145 million last year. The reduction reflects a decline in capital expenditure in Wellcome Hong Kong, which has returned to a more normal level following the completion of a major refurbishment programme in the last two years.

The Group invested US$7 million in July 2001 to purchase the remaining 10% minority interest in Giant Malaysia, which became a wholly-owned subsidiary. In September, the Group also invested US$6 million in Hero under a rights issue, increasing its effective holding by 5% to 37%. This provided Hero with capital to invest in its expansion programme, especially in hypermarkets.

Discontinuing operations recorded an operating cash outflow of US$82 million reflecting the negative trading result in Franklins and outflows necessary to wind down working capital. The disposal of Franklins produced net proceeds of US$217 million which were used to repay debt. During the year, the Group also received net proceeds of US$54 million from the sale of Sims.

2001 Capital Expenditure


By region
13%
44%
8%
35%
By type
5%
13%
10%
72%

Total: US$145m

Balance Sheet

Despite reducing in size, the balance sheet has been significantly strengthened by the disposal of Franklins. Total assets excluding cash were US$1,342 million representing a 25% decrease on last year. Net operating assets excluding cash and debt totalled US$557 million representing a 33% decrease on last year. Gearing effectively fell to zero at year-end, compared to last year-end's net debt to equity ratio of 42%. The Group remained highly liquid with US$436 million in short-term bank deposits at year-end.

Dividend

The Board has not recommended a final dividend for 2001. This decision is based on the relatively low earnings for the year, the economic uncertainty for 2002, and in light of the proposed tender offer to return capital to shareholders. A resumption of dividend payment will be considered when the sustainable cash flow of the business is more certain.

Financing

Operating subsidiaries are financed by a combination of retained profits, and medium and short-term bank borrowings. At the year-end, the Group had committed facilities of US$629 million against gross debt of US$421 million. The average life to maturity of committed facilities was 2.4 years.

Despite the higher financing charges in 2001, our net interest cover (EBITDA plus dividends received over net interest) remained at five times, which was the same as last year.

Financial Risk Management

The main financial risks faced by the Group arise from interest rates and exchange rates. The Group uses financial instruments, including derivatives, to manage these risks. It is our policy not to engage in speculative activity and the Group avoids complex financial instruments.

Derivatives, predominantly interest rate swaps and interest rate caps, are used to manage exposure to interest rates. The broad policy is to fix or cap between 40% and 60% of the interest cost on gross outstanding debt. At the year-end, US$164 million or 39% of gross debt was fixed or capped with an average tenor of two years.

The risk of exchange rate movements significantly affecting asset values is offset by entering into local foreign currency borrowings, forward exchange rate transactions and swaps. The Group does not hedge exposure to currency movements on the translation of the profits made overseas, except to the extent that those profits are expected to be distributed to the holding company. Transactional currency exposures, resulting predominantly from purchases in currencies other than the subsidiaries' reporting currencies, are hedged by forward foreign currency transactions.

Audit Committee

The Audit Committee comprises Percy Weatherall (Chairman), Brian Keelan, Norman Lyle and James Watkins in their capacity as non-executive directors of the Group's management company, Dairy Farm Management Services Limited.

The Audit Committee receives reports from the external auditors, reviews the interim and annual financial statements and receives regular reports from the internal audit function. The Committee also reviews the operation and effectiveness of the Group's internal controls and procedures. Executive directors and representatives of the internal and external auditors attend the Committee meetings by invitation.

Howard Mowlem
Group Finance Director

26th February 2002

DIRECTORS' PROFILES

Simon Keswick
Chairman
Mr Simon Keswick joined the Board and became Chairman in 1986. He joined the Jardine Matheson group in 1962 and is also chairman of Hongkong Land Holdings, Mandarin Oriental, and a director of Jardine Lloyd Thompson, Jardine Matheson and Jardine Strategic. He is also a director of Hanson and chairman of The Fleming Mercantile Investment Trust.

Percy Weatherall
Managing Director
Mr Weatherall was appointed as Managing Director in 2000. He has been with the Jardine Matheson group since 1976 during which time he has held several senior executive positions, most recently the chief executive officer of Hongkong Land Holdings. He is also chairman of Jardine Matheson Limited, and managing director of Hongkong Land Holdings, Jardine Matheson, Jardine Strategic and Mandarin Oriental.

Ronald J Floto
Managing Director
Mr Floto joined the Board in 1997. He has extensive experience in the supermarket industry and was formerly executive vice president of Kmart Corporation and president of Super Kmart in the United States.

Howard Mowlem
Group Finance Director
Mr Mowlem was appointed as Group Finance Director in October 2001. He first joined the Group in 2000 as finance director, North Asia and was also appointed as chief executive of OneResource Group. He previously held a number of senior financial positions in the Australian retail sector. Mr Mowlem is a Fellow of the Australia Society of CPAs.

George Joseph Ho
Mr Ho joined the Board in 1998. He was previously engaged in private law practice in San Francisco and is currently engaged in the broadcasting, multi-media and telecommunications industries. Mr Ho is also chairman of Hong Kong Commercial Broadcasting Company, executive director of ABC Communications (Holdings) and a director of PCC Skyhorse.

Brian Keelan
Mr Keelan joined the Board in July 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Limited, Hongkong Land Holdings, Jardine Matheson, Jardine Strategic and Mandarin Oriental. Mr Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Henry Keswick
Mr Henry Keswick joined the Board in 1988. He is chairman of Jardine Matheson, having first joined the Jardine Matheson group in 1961, and is also chairman of Jardine Strategic and vice chairman of the Hong Kong Association. He is a director of Hongkong Land Holdings and Mandarin Oriental.

Dr George C G Koo
Dr Koo, a Fellow of the Royal College of Surgeons, was appointed as a Director in 1990. He is the founder and managing director of the Hong Kong Lithotripter Centre and a member of the Political Consultative Committee of Chekiang Province of the People's Republic of China. He is also a director of Jardine Strategic.

R C Kwok
Mr Kwok is a Chartered Accountant and has been a Director since 1986. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Limited, Hongkong Land Holdings, Jardine Matheson, Jardine Strategic, Mandarin Oriental and SIIC Medical Science and Technology (Group).

C G R Leach
Mr Leach joined the Board in 1987. He is deputy chairman of Jardine Lloyd Thompson and a director of Hongkong Land Holdings, Jardine Matheson, Jardine Strategic and Mandarin Oriental. He is also a trustee of the British Library. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking.

Norman Lyle
Mr Lyle is a Chartered Management Accountant and joined the Board in 1997. He was formerly the general manager, finance of Zeneca Group. He is a director of Jardine Matheson Limited, Jardine Matheson and Jardine Strategic.

Owen Price
Mr Price joined The Dairy Farm Group in 1974. He was previously chief executive of Woolworths Ltd, Australia. After 18 years service with Dairy Farm, he retired as joint Managing Director in 1993. Mr Price is also a director of Cycle & Carriage.

James Watkins
Mr Watkins joined the Board in 1997. He was previously a group legal director based in the United Kingdom, prior to which he was a partner of Linklaters & Paines. Mr Watkins is a director of Jardine Matheson Limited, Jardine Matheson and Mandarin Oriental.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2000 US$m
5,733.0	**4,924.5**	2	Sales	**4,924.5**	5,733.0
(4,234.8)	**(3,592.2)**		Cost of sales	**(3,592.2)**	(4,234.8)
1,498.2	**1,332.3**		Gross margin	**1,332.3**	1,498.2
4.9	**6.2**		Other operating income	**6.2**	4.9
(1,265.4)	**(1,088.6)**		Selling and distribution costs	**(1,088.3)**	(1,265.1)
(268.2)	**(235.0)**		Administration and other operating expenses	**(235.0)**	(291.5)
–	**17.3**	3 & 4	Net profit on sale of Sims	**17.3**	–
–	**37.5**	3 & 4	Net gain on disposal of Franklins' assets	**37.5**	–
–	**(6.6)**		Restructuring costs of Wellcome Delivers	**(6.6)**	–
(129.4)	**(12.9)**	5	Impairment of assets	**(12.9)**	(129.4)
(159.9)	**50.2**	3 & 6	Operating profit/(loss)	**50.5**	(182.9)
(29.2)	**(35.2)**	7	Net financing charges	**(35.2)**	(29.2)
35.6	**34.0**	3	Share of results of associates and joint ventures	**34.0**	35.6
(153.5)	**49.0**		Profit/(loss) before tax	**49.3**	(176.5)
(17.3)	**(19.0)**	8	Tax	**(19.0)**	(17.3)
(0.7)	**(0.2)**		Minority interests	**(0.2)**	(0.7)
(171.5)	**29.8**		Net profit/(loss)	**30.1**	(194.5)
US¢	**US¢**			**US¢**	US¢
		9	Earnings/(loss) per share		
(10.36)	**1.80**		– basic and diluted	**1.82**	(11.75)
		9	Underlying earnings per share		
0.01	**2.85**		– basic and diluted	**2.87**	0.03

* *The basis of preparation of this supplementary financial information is set out under Principal Accounting Policies on page 21.*

CONSOLIDATED BALANCE SHEET

at 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*	
2000 US$m	**2001 US$m**	Note		**2001 US$m**	2000 US$m
			NET OPERATING ASSETS		
72.4	**70.1**	10	Goodwill	**70.1**	72.4
740.7	**549.5**	11	Tangible assets	**702.2**	894.0
41.4	**40.9**	12	Leasehold land payments	**–**	–
114.5	**117.0**	13	Associates and joint ventures	**126.0**	123.6
11.8	**7.0**	14	Deferred tax assets	**7.0**	11.8
28.8	**29.6**	15	Other non-current assets	**29.6**	28.8
1,009.6	**814.1**		Non-current assets	**934.9**	1,130.6
467.6	**279.0**		Stocks	**279.0**	467.6
192.8	**128.1**	17	Debtors and prepayments	**128.1**	192.8
578.0	**511.0**	18	Bank balances	**511.0**	578.0
1,238.4	**918.1**		Current assets	**918.1**	1,238.4
(928.5)	**(753.2)**	19	Creditors and accruals	**(753.2)**	(928.5)
(84.7)	**(69.2)**	20	Borrowings	**(69.2)**	(84.7)
(5.7)	**(9.2)**		Current tax liabilities	**(9.2)**	(5.7)
(1,018.9)	**(831.6)**		Current liabilities	**(831.6)**	(1,018.9)
219.5	**86.5**		Net current assets	**86.5**	219.5
(735.6)	**(351.6)**	20	Long-term borrowings	**(351.6)**	(735.6)
(28.8)	**(20.6)**	14	Deferred tax liabilities	**(20.6)**	(28.8)
(1.8)	**(1.8)**	16	Other non-current liabilities	**(1.8)**	(1.8)
462.9	**526.6**			**647.4**	583.9
			CAPITAL EMPLOYED		
92.0	**92.0**	22	Share capital	**92.0**	92.0
148.9	**149.0**	24	Share premium	**149.0**	148.9
218.8	**283.5**	25	Revenue and other reserves	**404.3**	339.8
459.7	**524.5**		Shareholders' funds	**645.3**	580.7
3.2	**2.1**	27	Minority interests	**2.1**	3.2
462.9	**526.6**			**647.4**	583.9

* *The basis of preparation of this supplementary financial information is set out under Principal Accounting Policies on page 21.*

PERCY WEATHERALL
RONALD J FLOTO
Directors

26th February 2002

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS

for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*	
2000 US$m	**2001 US$m**	Note		**2001 US$m**	2000 US$m
			At 1st January		
878.3	**580.7**		– as previously reported	**580.7**	878.3
(150.1)	**(121.0)**		– change in accounting policy on leasehold properties	**–**	–
728.2	**459.7**			**580.7**	878.3
–	**(5.7)**		– effect of adopting IAS 39	**(5.7)**	–
728.2	**454.0**		– as restated	**575.0**	878.3
–	**–**		Property revaluation	**–**	(5.5)
1.9	**–**	25	Deferred tax on property revaluation	**–**	1.9
		25	Net exchange translation differences		
(26.9)	**(0.8)**		– amount arising in the year	**(1.3)**	(27.5)
–	**35.4**		– disposal of Franklins' assets	**35.4**	–
			Cash flow hedges		
–	**5.7**		– transfer to consolidated profit and loss account	**5.7**	–
(25.0)	**40.3**		Net gains/(losses) not recognised in consolidated profit and loss account	**39.8**	(31.1)
–	**0.3**	25	Change in attributable interests	**0.3**	–
(171.5)	**29.8**		Net profit/(loss)	**30.1**	(194.5)
(72.0)	**–**	26	Ordinary dividends	**–**	(72.0)
–	**0.1**	23	Exercise of share options	**0.1**	–
459.7	**524.5**		At 31st December	**645.3**	580.7

* *The basis of preparation of this supplementary financial information is set out under Principal Accounting Policies on page 21.*

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2000 US$m
			OPERATING ACTIVITIES		
(159.9)	**50.2**	3	Operating profit/(loss)	**50.5**	(182.9)
170.0	**130.2**	28(a)	Depreciation and amortisation	**129.9**	169.7
121.4	**(31.1)**	28(b)	Other non-cash items	**(31.1)**	144.7
70.3	**30.2**	28(c)	Decrease in working capital	**30.2**	70.3
22.8	**19.0**		Interest received	**19.0**	22.8
(50.2)	**(54.8)**		Interest and other financing charges paid	**(54.8)**	(50.2)
(15.4)	**(12.1)**		Tax paid	**(12.1)**	(15.4)
159.0	**131.6**			**131.6**	159.0
32.7	**26.4**		Dividends from associates and joint ventures	**26.4**	32.7
191.7	**158.0**		Cash flows from operating activities	**158.0**	191.7
			INVESTING ACTIVITIES		
(196.1)	**(126.8)**		Purchase of tangible assets	**(126.8)**	(196.1)
(10.0)	**(11.7)**	28(d)	Purchase of subsidiaries	**(11.7)**	(10.0)
(12.7)	**(1.0)**		Store acquisitions	**(1.0)**	(12.7)
(1.2)	**(5.9)**		Purchase of associates, joint ventures and other investments	**(5.9)**	(1.2)
8.0	**27.9**		Sale of tangible assets and leasehold land	**27.9**	8.0
–	**53.6**	28(e)	Net proceeds on sale of Sims	**53.6**	–
–	**217.3**	28(f)	Net proceeds on disposal of Franklins' assets	**217.3**	–
18.5	**0.1**		Sale of associates and joint ventures	**0.1**	18.5
(193.5)	**153.5**		Cash flows from investing activities	**153.5**	(193.5)
			FINANCING ACTIVITIES		
–	**0.1**		Issue of shares	**0.1**	–
–	**2.2**		Capital contribution from minority shareholders	**2.2**	–
530.2	**292.7**		Drawdown of borrowings	**292.7**	530.2
(401.2)	**(663.9)**		Repayment of borrowings	**(663.9)**	(401.2)
(72.0)	**–**	26	Dividends paid by the Company	**–**	(72.0)
57.0	**(368.9)**		Cash flows from financing activities	**(368.9)**	57.0
(12.5)	**(5.5)**		Effect of exchange rate changes	**(5.5)**	(12.5)
42.7	**(62.9)**		Net (decrease)/increase in cash and cash equivalents	**(62.9)**	42.7
506.9	**549.6**		Cash and cash equivalents at 1st January	**549.6**	506.9
549.6	**486.7**	28(g)	Cash and cash equivalents at 31st December	**486.7**	549.6

* *The basis of preparation of this supplementary financial information is set out under Principal Accounting Policies on page 21.*

A. Basis of preparation
The financial statements have been prepared in accordance with International Accounting Standards ("IAS"). The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements.

(i) Financial statements prepared in accordance with IAS

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In 2001, the Group adopted IAS 39 – Financial Instruments: Recognition and Measurement. In addition, other changes in IAS during 2001 clarified that leasehold interests in land should not be shown at valuation, and instead should be shown at amortised cost.

The effects of adopting these standards are summarised in the consolidated statement of changes in shareholders' funds and further information is disclosed in accounting policies on tangible fixed assets and derivative financial instruments.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars.

The Group's reportable segments are set out in notes 2 and 3.

(ii) Financial information prepared in accordance with IAS as modified by revaluation of leasehold properties

In prior years the Group reflected the fair value of leasehold properties in its financial statements. As mentioned above, changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 17 to 20 prepared in accordance with IAS as modified by the revaluation of leasehold properties. Leasehold properties are stated at open market value which is determined every three years by independent valuers and reviewed by the Directors in the intervening years.

B. Basis of consolidation
(i) The consolidated financial statements include the financial statements of the Company, its subsidiaries and, on the basis set out in (ii) below, its associates and joint ventures. Subsidiaries are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiaries, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated.

(ii) Associates are companies, not being subsidiaries, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(iii) Minority interests represent the proportion of the results and net assets of subsidiaries and their associates and joint ventures not attributable to the Group.

(iv) The results of companies other than subsidiaries, associates and joint ventures are included only to the extent of dividends received.

C. Foreign currencies
Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

C. Foreign currencies (continued)

Exchange differences arising from the retranslation of the net investment in foreign subsidiaries, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

D. Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortised using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiaries, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised but does not include any attributable goodwill previously eliminated against reserves.

E. Tangible fixed assets and depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Previously the Group reflected all leasehold properties including land at valuation. Changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. Accordingly the Group accounts for leasehold land as operating leases at amortised cost (see policy M(i)). The effect of this change has been to decrease the net loss for the year ended 31st December 2000 by US$23.0 million, and to decrease shareholders' funds at 1st January 2000 and 2001 by US$150.1 million and US$121.0 million respectively. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost or valuation of each asset over its estimated life. The principal rates in use are as follows:

Buildings	up to 3 1/3%
Leasehold improvements	over period of the lease
Plant and machinery	5% – 33 1/3%
Furniture, equipment and motor vehicles	6 2/3% – 33 1/3%

No depreciation is provided on freehold land as it is deemed to have an indefinite life. The cost of maintenance, repairs and minor equipment is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalised.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognised by reference to their carrying amount.

F. Stocks

Stocks which primarily comprise goods held for resale are stated at the lower of cost and net realisable value. Cost of stock is determined using the retail inventory method which approximates to a first-in, first-out basis.

G. Debtors

Trade debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

H. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks, bank and cash balances, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

I. Deferred tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

J. Pension obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

K. Dividends

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

L. Sales

Sales consist of the gross value of goods sold to customers. This does not include sales generated by associates and joint ventures.

M. Operating leases

(i) Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and amortised over the period of the lease. In previous years, long-term leasehold interests were recognised as tangible fixed assets and were stated at valuation.

(ii) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the year in which termination takes place.

N. Pre-operating costs

Pre-operating costs are expensed as they are incurred.

O. Borrowing costs

Borrowing costs relating to major development projects, mainly hypermarket properties, are capitalised during the construction period until the asset is substantially completed. Capitalised borrowing costs are included as part of the cost of the assets. All other borrowing costs are expensed as incurred.

P. Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in hedging reserves until the committed or forecasted transaction occurs. At that time the cumulative gain or loss is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or recognised in the consolidated profit and loss account, as appropriate. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in exchange reserves; the gain or loss relating to the ineffective portion is recognised immediately in the consolidated profit and loss account. However, where the hedging instruments is not a derivative, all foreign exchange gains and losses on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognised in exchange reserves.

This is a change in accounting policy as in previous years derivative financial instruments were recognised in the balance sheet to the extent of premiums paid or received on options. The effect of this change has been to decrease shareholders' funds at 1st January 2001 by US$5.7 million.

Q. Comparatives

The comparative figures have been adjusted to conform with changes in presentation in the current year.

NOTES TO THE FINANCIAL STATEMENTS

prepared in accordance with IAS

1. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS	2001			2000		
	Continuing operations US$m	**Discontinuing operations US$m**	**Total US$m**	Continuing operations US$m	Discontinuing operations US$m	Total US$m
a. Profit and Loss Account						
Sales	**3,470.2**	**1,454.3**	**4,924.5**	3,255.3	2,477.7	5,733.0
Cost of sales	**(2,470.0)**	**(1,122.2)**	**(3,592.2)**	(2,339.7)	(1,895.1)	(4,234.8)
Gross margin	**1,000.2**	**332.1**	**1,332.3**	915.6	582.6	1,498.2
Other operating income	**6.2**	**–**	**6.2**	4.9	–	4.9
Selling and distribution costs	**(761.9)**	**(326.7)**	**(1,088.6)**	(736.6)	(528.8)	(1,265.4)
Administration and other operating expenses	**(187.4)**	**(47.6)**	**(235.0)**	(165.1)	(103.1)	(268.2)
	57.1	**(42.2)**	**14.9**	18.8	(49.3)	(30.5)
Net profit on sale of Sims	**–**	**17.3**	**17.3**	–	–	–
Net gain on disposal of Franklins' assets	**–**	**37.5**	**37.5**	–	–	–
Restructuring costs of Wellcome Delivers	**(6.6)**	**–**	**(6.6)**	–	–	–
Impairment of assets	**(12.9)**	**–**	**(12.9)**	–	(129.4)	(129.4)
Operating profit/(loss)	**37.6**	**12.6**	**50.2**	18.8	(178.7)	(159.9)
Net financing charges	**(24.7)**	**(10.5)**	**(35.2)**	(11.9)	(17.3)	(29.2)
Share of results of associates and joint ventures	**34.0**	**–**	**34.0**	36.5	(0.9)	35.6
Profit/(loss) before tax	**46.9**	**2.1**	**49.0**	43.4	(196.9)	(153.5)
Tax	**(19.0)**	**–**	**(19.0)**	(19.2)	1.9	(17.3)
Minority interests	**(0.2)**	**–**	**(0.2)**	(0.7)	–	(0.7)
Net profit/(loss)	**27.7**	**2.1**	**29.8**	23.5	(195.0)	(171.5)

1. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS (continued)

b. Cash Flow Statement

	2001 Continuing operations US$m	2001 Discontinuing operations US$m	2001 Total US$m	2000 Continuing operations US$m	2000 Discontinuing operations US$m	2000 Total US$m
Operating activities						
Operating profit/(loss)	**37.6**	**12.6**	**50.2**	18.8	(178.7)	(159.9)
Depreciation and amortisation	**113.4**	**16.8**	**130.2**	103.7	66.3	170.0
Other non-cash items	**22.4**	**(53.5)**	**(31.1)**	(9.3)	130.7	121.4
Decrease/(increase) in working capital	**75.6**	**(45.4)**	**30.2**	75.7	(5.4)	70.3
Interest received	**18.7**	**0.3**	**19.0**	22.2	0.6	22.8
Interest and other financing charges paid	**(41.9)**	**(12.9)**	**(54.8)**	(34.1)	(16.1)	(50.2)
Tax paid	**(12.0)**	**(0.1)**	**(12.1)**	(15.6)	0.2	(15.4)
	213.8	**(82.2)**	**131.6**	161.4	(2.4)	159.0
Dividends from associates and joint ventures	**26.4**	**–**	**26.4**	32.7	–	32.7
Cash flows from operating activities	**240.2**	**(82.2)**	**158.0**	194.1	(2.4)	191.7
Investing activities						
Purchase of tangible assets	**(115.2)**	**(11.6)**	**(126.8)**	(145.5)	(50.6)	(196.1)
Purchase of subsidiaries	**(11.7)**	**–**	**(11.7)**	(10.0)	–	(10.0)
Store acquisitions	**(1.0)**	**–**	**(1.0)**	(10.0)	(2.7)	(12.7)
Purchase of associates, joint ventures and other investments	**(5.9)**	**–**	**(5.9)**	(0.8)	(0.4)	(1.2)
Sale of tangible assets and leasehold land	**27.9**	**–**	**27.9**	3.3	4.7	8.0
Net proceeds on sale of Sims	**–**	**53.6**	**53.6**	–	–	–
Net proceeds on disposal of Franklins' assets	**–**	**217.3**	**217.3**	–	–	–
Sale of associates and joint ventures	**0.1**	**–**	**0.1**	17.0	1.5	18.5
Cash flows from investing activities	**(105.8)**	**259.3**	**153.5**	(146.0)	(47.5)	(193.5)
Financing activities						
Issue of shares	**0.1**	**–**	**0.1**	–	–	–
Capital contribution from minority shareholders	**2.2**	**–**	**2.2**	–	–	–
Drawdown on borrowings	**287.6**	**5.1**	**292.7**	383.2	147.0	530.2
Repayment of borrowings	**(412.5)**	**(251.4)**	**(663.9)**	(320.5)	(80.7)	(401.2)
Intercompany borrowings	**(20.8)**	**20.8**	**–**	14.9	(14.9)	–
Dividends paid by Company	**–**	**–**	**–**	(72.0)	–	(72.0)
Cash flows from financing activities	**(143.4)**	**(225.5)**	**(368.9)**	5.6	51.4	57.0
Effect of exchange rate changes	**(2.3)**	**(3.2)**	**(5.5)**	(2.8)	(9.7)	(12.5)
Net (decrease)/increase in cash and cash equivalents	**(11.3)**	**(51.6)**	**(62.9)**	50.9	(8.2)	42.7
Cash and cash equivalents at 1st January	**492.5**	**57.1**	**549.6**	441.6	65.3	506.9
Cash and cash equivalents at 31st December	**481.2**	**5.5**	**486.7**	492.5	57.1	549.6

2. SALES

	2001 US$m	2000 US$m
Analysis by geographical area:		
Company and subsidiaries		
• North Asia	**1,917.6**	1,815.3
• South Asia	**884.1**	756.9
• New Zealand	**668.5**	683.1
	3,470.2	3,255.3
Discontinuing operations		
• Australia	**1,422.7**	2,304.2
• North Asia	**31.6**	173.5
	4,924.5	5,733.0
Analysis by business:		
Company and subsidiaries		
• Supermarkets/hypermarkets	**2,517.2**	2,393.7
• Convenience stores	**514.4**	478.0
• Drugstores/pharmacies	**422.2**	368.1
• Other	**16.4**	15.5
	3,470.2	3,255.3
Discontinuing operations		
• Supermarkets	**1,422.7**	2,304.2
• Trading	**31.6**	173.5
	4,924.5	5,733.0

The Group operates in three regions: North Asia, South Asia and New Zealand. North Asia comprises Hong Kong, Mainland China and Taiwan. South Asia comprises Singapore, Malaysia, Indonesia and India.

Other segment disclosures on operating profit/(loss), tax, tangible asset additions, net operating assets, minority interests, depreciation and amortisation and other non-cash items are disclosed in notes 3, 8, 11, 21, 27, 28(a) and 28(b) respectively.

3. SEGMENT OPERATING PROFIT/(LOSS) AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	North Asia US$m	South Asia US$m	New Zealand US$m	Australia US$m	Support Office US$m	Total US$m
Analysis by geographical area:						
2001						
Company and subsidiaries						
Operating results	19.3	31.0	22.7	–	(15.9)	57.1
Restructuring costs of Wellcome Delivers	(6.6)	–	–	–	–	(6.6)
Impairment of assets	(12.1)	–	–	–	(0.8)	(12.9)
	0.6	31.0	22.7	–	(16.7)	37.6
Discontinuing operations						
– Operating results	0.3	–	–	(42.5)	–	(42.2)
– Net profit on sale of Sims	17.3	–	–	–	–	17.3
– Net gain on disposal of Franklins' assets						
Gain on disposal	–	–	–	72.9	–	72.9
Cumulative translation differences	–	–	–	(35.4)	–	(35.4)
Segment operating profit/(loss)	18.2	31.0	22.7	(5.0)	(16.7)	50.2
Associates and joint ventures						
Share of operating results	33.3	0.7	–	–	–	34.0
	51.5	**31.7**	**22.7**	**(5.0)**	**(16.7)**	**84.2**
2000						
Company and subsidiaries						
Operating results	(37.6)	24.5	24.8	–	(16.2)	(4.5)
Net profit on sale of leasehold land	23.3	–	–	–	–	23.3
	(14.3)	24.5	24.8	–	(16.2)	18.8
Discontinuing operations						
– Operating results	5.2	–	–	(54.5)	–	(49.3)
– Impairment of assets	–	–	–	(121.1)	(8.3)	(129.4)
Segment operating (loss)/profit	(9.1)	24.5	24.8	(175.6)	(24.5)	(159.9)
Associates and joint ventures						
Share of operating results	36.1	0.4	–	–	–	36.5
Discontinuing operations						
– Share of operating loss	–	–	–	(0.9)	–	(0.9)
	36.1	0.4	–	(0.9)	–	35.6
	27.0	24.9	24.8	(176.5)	(24.5)	(124.3)

Associates' results include goodwill amortisation of US$1.3 million (2000: US$1.3 million).

3. SEGMENT OPERATING PROFIT/(LOSS) AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES (continued)

	2001 US$m	2000 US$m
Analysis by business:		
• Supermarkets/hypermarkets	**27.1**	(24.8)
• Convenience stores	**18.8**	14.5
• Drugstores/pharmacies	**24.7**	19.3
• Restaurants	**32.9**	35.6
• Other	**3.5**	3.6
	107.0	48.2
Support office	**(15.9)**	(16.2)
	91.1	32.0
Restructuring costs of Wellcome Delivers	**(6.6)**	–
Impairment of assets, Hong Kong	**(12.9)**	–
Net profit on sale of leasehold land	**–**	23.3
Discontinuing operations		
– Operating results	**(42.2)**	(50.2)
– Net profit on sale of Sims	**17.3**	–
– Net gain on disposal of Franklins' assets	**37.5**	–
– Impairment of assets, Australia	**–**	(129.4)
	84.2	(124.3)

4. NET PROFIT ON DISPOSAL OF SUBSIDIARIES/ASSETS

a) In February 2001, the Group disposed of its 100% interest in Sims Trading, the wholesaling arm, to a third party at a profit of US$17.3 million.

b) During the year, the Group announced and substantially completed the managed sell-down of Franklins' assets in Australia. 249 stores were sold to four major purchasers and various independent operators, and the remaining 38 stores were closed. The transaction realised gross proceeds of US$307.5 million, and a net gain of US$37.5 million after the transfer of US$35.4 million cumulative translation differences.

5. IMPAIRMENT OF ASSETS

In December 2001, the Directors reviewed the carrying value of the Group's assets and based on an assessment of their value in use, an impairment charge of US$12.9 million was recognised, principally against the IT systems assets and the equipment at the Fresh Food Processing Centre in Hong Kong. In December 2000, the Directors recognised an impairment charge of US$129.4 million against goodwill and tangible assets associated with Australia.

6. OPERATING PROFIT/(LOSS)

	2001 US$m	2000 US$m
The following items have been charged/(credited) in arriving at operating profit/(loss):		
Depreciation of tangible assets	**124.2**	162.5
Amortisation of goodwill on acquisition of subsidiaries	**5.3**	7.0
Directors' remuneration	**3.0**	3.7
Staff costs		
– salaries and benefits in kind	**503.6**	650.9
– defined benefit pension plans (note 16)	**6.1**	7.9
– defined contribution pension plans	**13.9**	18.0
	523.6	676.8
Operating leases		
– minimum lease payments	**295.1**	298.4
– contingent rents	**6.7**	4.2
– subleases	**(8.3)**	(9.8)
	293.5	292.8
Net profit on sale of leasehold land	**–**	(23.3)
Foreign exchange transaction (gains)/losses	**(0.5)**	0.2
Rental income	**(4.1)**	(4.9)

7. NET FINANCING CHARGES

	2001 US$m	2000 US$m
Interest expense – bank loans and advances	**51.0**	53.1
Interest income	**(16.2)**	(24.8)
Commitment and other fees	**0.4**	0.9
	35.2	29.2

In 2001, financing charges included costs for terminating certain interest rate swaps in Hong Kong and Australia.

8. TAX

	2001 US$m	2000 US$m
Company and subsidiaries		
Current tax		
– charge for the year	**15.4**	14.7
– under-provision in prior years	**1.1**	0.5
Deferred tax (note 14)	**(3.2)**	(2.7)
	13.3	12.5
Associates and joint ventures		
Current tax		
– charge for the year	**5.7**	4.8
	19.0	17.3
By geographical area		
• North Asia	**3.4**	7.4
• South Asia	**10.4**	6.7
• New Zealand	**5.2**	5.7
• Australia	**–**	(2.5)
	19.0	17.3
Reconciliation between tax expense and tax at the applicable tax rate		
Tax at applicable tax rate	**38.0**	(52.9)
Under-provision in prior years	**1.1**	0.5
Impairment losses not deductible for tax purposes	**2.1**	37.7
Other expenses not deductible for tax purposes	**2.5**	7.7
Tax losses not recognised	**10.1**	28.1
Disposal of Franklins' assets	**(26.1)**	–
Other income not subject to tax	**(4.9)**	(5.4)
Deferred tax assets written off	**–**	2.2
Recognition of previously unrecognised deferred tax assets	**(3.8)**	(0.6)
	19.0	17.3

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

9. EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share are calculated on net profit of US$29.8 million (2000: net loss of US$171.5 million) and on the weighted average number of 1,655.7 million (2000: 1,655.7 million) ordinary shares in issue during the year. The weighted average number excludes the Company's shares held by Trustee under the Senior Executive Share Incentive Schemes (note 22).

The shares held under the Senior Executive Share Incentive Schemes are anti-dilutive and therefore ignored in calculating diluted earnings per share. As a result, earnings per share and diluted earnings per share are the same.

Basic and diluted earnings per share reflecting the revaluation of leasehold properties are also calculated on net profit of US$30.1 million (2000: Net loss of US$194.5 million) as shown in the supplementary financial information.

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit/(loss) is reconciled as follows:

	2001 US$m	2000 US$m
Net profit/(loss)	**29.8**	(171.5)
Discontinuing operations (note 1)	**(2.1)**	195.0
Restructuring costs of Wellcome Delivers	**6.6**	–
Impairment of assets, Hong Kong	**12.9**	–
Net profit on sale of leasehold land	**–**	(23.3)
Underlying net profit – IAS basis	**47.2**	0.2
Additional amortisation of leasehold land payments	**0.3**	0.3
Underlying net profit – IAS modified basis	**47.5**	0.5

10. GOODWILL

	2001 US$m	2000 US$m
Net book value at 1st January	**72.4**	86.9
Exchange differences	**(1.0)**	(3.3)
Additions	**5.4**	10.3
Disposals	**(1.4)**	–
Amortisation	**(5.3)**	(7.0)
Impairment charge in Australia	**–**	(14.5)
Net book value at 31st December	**70.1**	72.4
Cost	**82.1**	99.3
Accumulated amortisation	**(12.0)**	(26.9)
	70.1	72.4

11. TANGIBLE ASSETS

	Freehold land & buildings US$m	Leasehold properties US$m	Leasehold improvements US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2001						
Net book value at 1st January						
– as previously reported	143.0	238.6	174.7	248.7	89.0	894.0
– change in accounting policy on leasehold properties	–	(153.3)	–	–	–	(153.3)
– as restated	143.0	85.3	174.7	248.7	89.0	740.7
Exchange differences	(5.7)	(3.4)	(4.3)	(10.8)	(1.4)	(25.6)
Additions	5.3	2.7	53.3	38.0	35.0	134.3
Disposals	(47.4)	–	(27.3)	(83.5)	(5.4)	(163.6)
Depreciation charge	(2.4)	(2.2)	(35.4)	(50.6)	(33.6)	(124.2)
Impairment charge	–	–	(0.4)	(4.3)	(7.4)	(12.1)
Net book value at 31st December	**92.8**	**82.4**	**160.6**	**137.5**	**76.2**	**549.5**
Cost or valuation	96.9	86.6	297.1	328.7	222.3	1,031.6
Accumulated depreciation	(4.1)	(4.2)	(136.5)	(191.2)	(146.1)	(482.1)
	92.8	**82.4**	**160.6**	**137.5**	**76.2**	**549.5**
2000						
Net book value at 1st January						
– as previously reported	152.7	273.0	172.7	367.6	161.9	1,127.9
– change in accounting policy on leasehold properties	–	(183.9)	–	–	–	(183.9)
– as restated	152.7	89.1	172.7	367.6	161.9	944.0
Exchange differences	(13.3)	(1.5)	(11.3)	(36.6)	(10.9)	(73.6)
Store acquisitions	–	–	0.7	1.8	0.1	2.6
Additions	7.1	–	71.8	45.5	46.8	171.2
Disposals	(1.1)	(0.3)	(5.3)	(14.1)	(5.3)	(26.1)
Depreciation charge	(2.4)	(2.0)	(36.6)	(64.0)	(57.5)	(162.5)
Impairment charge	–	–	(17.3)	(51.5)	(46.1)	(114.9)
Net book value at 31st December	143.0	85.3	174.7	248.7	89.0	740.7
Cost or valuation	145.8	87.2	333.0	671.8	339.3	1,577.1
Accumulated depreciation	(2.8)	(1.9)	(158.3)	(423.1)	(250.3)	(836.4)
	143.0	85.3	174.7	248.7	89.0	740.7

	2001 US$m	2000 US$m
Analysis of total additions by geographical area:		
North Asia	**68.2**	79.0
South Asia	**35.4**	23.5
New Zealand	**19.1**	28.1
Australia	**11.6**	43.2
	134.3	173.8

The Group's freehold land and buildings and the building component of leasehold properties were revalued at 31st December 1999 by independent valuers. The Directors have reviewed the carrying values at 31st December 2000 and 2001 and are satisfied that there were no material changes to those values. If the freehold land and buildings and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$150.0 million (2000: US$185.6 million).

12. LEASEHOLD LAND PAYMENTS

	2001 US$m	2000 US$m
Net book value at 1st January		
– as previously reported	–	–
– change in accounting policy on leasehold properties	**41.4**	42.8
– as restated	**41.4**	42.8
Exchange differences	–	(0.9)
Amortisation	**(0.5)**	(0.5)
At 31st December	**40.9**	41.4

Leasehold land payments are paid to acquire long term interests in properties, principally in Hong Kong and Singapore.

13. ASSOCIATES AND JOINT VENTURES

	2001 US$m	2000 US$m
Listed associate: PT Hero Supermarket	**17.9**	11.5
Unlisted associates	**91.5**	90.0
Joint ventures	**2.5**	3.0
Share of attributable net assets	**111.9**	104.5
Goodwill on acquisition	**8.7**	10.0
Amount due to a joint venture	**(3.6)**	–
	117.0	114.5
Market value of listed associate	**7.3**	8.1

Amount due to a joint venture bears interest at HIBOR – 0.68% per annum and is repayable on demand.

	2001 US$m	2000 US$m
The Group's share of assets and liabilities and results of joint ventures are summarised below:		
Non-current assets	**0.5**	2.6
Current assets	**2.8**	2.3
Current liabilities	**(0.8)**	(1.9)
Net assets	**2.5**	3.0
Sales	**6.1**	13.0
Profit/(loss) before tax	**0.2**	(0.6)
Loss after tax	**(0.1)**	(0.6)
Net loss	**(0.1)**	(0.6)
Capital commitments	–	–

13. ASSOCIATES AND JOINT VENTURES (continued)

	2001 US$m	2000 US$m
Movements of share of attributable net assets for the year:		
At 1st January		
– as previously reported	**113.6**	135.1
– change in accounting policy on leasehold properties	**(9.1)**	(9.0)
– as restated	**104.5**	126.1
Net exchange translation differences	**(1.6)**	(4.4)
Share of results before tax and amortisation of goodwill	**35.3**	36.9
Share of tax	**(5.7)**	(4.8)
Dividends received	**(26.4)**	(32.7)
Additions	**5.9**	0.9
Change in attributable interests	**0.3**	–
Disposals	**(0.4)**	(17.5)
At 31st December	**111.9**	104.5
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	**10.0**	11.3
Amortisation	**(1.3)**	(1.3)
Net book value at 31st December	**8.7**	10.0

During 2001, the Group increased its attributable interests in PT Hero Supermarket from 32% to 37%.

14. DEFERRED TAX

	Accelerated tax depreciation US$m	Property revaluation US$m	Losses US$m	Other temporary differences US$m	Total US$m
2001					
At 1st January	(13.1)	(9.6)	–	5.7	(17.0)
Exchange differences	(0.1)	0.6	–	(0.8)	(0.3)
Credited to consolidated profit and loss account (note 8)	–	–	3.0	0.2	3.2
Subsidiaries disposed of	1.8	5.4	–	(6.7)	0.5
At 31st December	**(11.4)**	**(3.6)**	**3.0**	**(1.6)**	**(13.6)**
2000					
At 1st January	(11.9)	(14.6)	–	4.6	(21.9)
Exchange differences	(1.7)	2.9	–	(0.9)	0.3
Credited to consolidated profit and loss account (note 8)	0.5	0.2	–	2.0	2.7
Credited to reserves	–	1.9	–	–	1.9
At 31st December	(13.1)	(9.6)	–	5.7	(17.0)

	2001 US$m	2000 US$m
Analysis of net book value:		
Deferred tax assets	**7.0**	11.8
Deferred tax liabilities	**(20.6)**	(28.8)
	(13.6)	(17.0)

Deferred tax assets of US$24.5 million (2000: US$47.7 million) arising from unused tax losses of US$140.1 million (2000: US$197.8 million) have not been recognised in the financial statements. Included in the unused tax losses, US$116.9 million (2000: US$174.8 million) has no expiry date and the balance will expire at various dates up to and including 2004.

15. OTHER NON-CURRENT ASSETS

	2001 US$m	2000 US$m
Pension assets (note 16)	**28.4**	28.0
Other investments	**1.2**	0.8
	29.6	28.8

16. PENSION PLANS

The Group has defined benefit pension plans relating to employees in Hong Kong and Taiwan. These plans are final salary defined benefit plans and the assets of the plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method and the latest actuarial valuation date was 1st January 2002.

The amounts recognised in the consolidated balance sheet are as follows:

	2001 US$m	2000 US$m
Fair value of plan assets	**85.8**	102.7
Present value of funded obligations	**(63.4)**	(62.8)
	22.4	39.9
Present value of unfunded obligations	**(2.3)**	(2.5)
Unrecognised actuarial losses/(gains)	**6.5**	(11.2)
Net pension assets	**26.6**	26.2
Analysis of net pension assets:		
Pension assets (note 15)	**28.4**	28.0
Pension liabilities (classified under other non-current liabilities)	**(1.8)**	(1.8)
	26.6	26.2
Movements for the year:		
At 1st January	**26.2**	26.4
Exchange differences	**0.1**	–
Expense recognised in the consolidated profit and loss account (note 6)	**(6.1)**	(7.9)
Additional costs transferred upon divestment of subsidiaries (note 28e)	**(1.7)**	–
Contributions paid	**8.1**	7.7
At 31st December	**26.6**	26.2

The principal actuarial assumptions used for accounting purposes for the principal plans at 31st December are as follows:

	2001 %	2000 %
Discount rate applied to pension obligations	**7.5**	7.5
Expected return on plan assets	**7.0**	7.0
Future salary increases	**6.0**	6.0

The amounts recognised in the consolidated profit and loss account are as follows:

	2001 US$m	2000 US$m
Current service cost	**8.2**	11.8
Interest cost	**4.4**	5.8
Expected return on plan assets	**(6.7)**	(10.3)
Settlement loss/net actuarial (gains) recognised	**0.2**	(0.2)
Past service cost	**–**	0.8
	6.1	7.9
Actual deficit on plan assets in the year	**8.8**	9.9

Total pension cost expenses are included in selling and distribution costs and administration expenses.

17. DEBTORS AND PREPAYMENTS

	2001 US$m	2000 US$m
Trade debtors	**17.2**	75.3
Other debtors	**51.4**	49.8
Prepayments	**11.7**	21.2
Rental and other deposits	**47.8**	46.5
	128.1	192.8

18. BANK BALANCES

	2001 US$m	2000 US$m
Deposits with banks	**435.8**	449.0
Bank and cash balances	**75.2**	129.0
	511.0	578.0

The weighted average interest rate on deposits with banks is 2.1% (2000: 5.9%).
At 31st December 2001, the Group had no fixed interest rate hedges (2000: Nil).

19. CREDITORS AND ACCRUALS

	2001 US$m	2000 US$m
Trade creditors	**489.2**	663.6
Other creditors and accruals	**264.0**	264.9
	753.2	928.5

20. BORROWINGS

	2001 US$m	2000 US$m
Current		
– bank overdrafts	**24.3**	28.4
– other bank advances	**1.9**	6.3
Current portion of long-term bank borrowings	**43.0**	50.0
	69.2	84.7
Long-term bank borrowings	**351.6**	735.6
	420.8	820.3
Due dates of repayment		
Within one year	**69.2**	84.7
Between one and two years	**320.4**	348.7
Between two and five years	**31.2**	386.9
	420.8	820.3

	Fixed rate borrowings				
Currency	Weighted average interest rates %	Weighted average period Years	US$m	Floating rate borrowings US$m	Total US$m
2001					
Chinese Renminbi	6.4	–	–	1.8	1.8
Hong Kong Dollar	3.3	2.2	147.5	127.0	274.5
Malaysian Ringgit	3.8	–	–	35.6	35.6
New Taiwan Dollar	3.2	–	–	6.6	6.6
New Zealand Dollar	5.8	0.2	16.6	24.9	41.5
Singapore Dollar	4.5	–	–	24.3	24.3
United States Dollar	2.3	–	–	36.5	36.5
			164.1	**256.7**	**420.8**
2000					
Australian Dollar	6.9	1.3	77.6	199.6	277.2
Chinese Renminbi	6.4	–	–	1.8	1.8
Hong Kong Dollar	7.0	2.1	179.5	191.1	370.6
Malaysian Ringgit	7.3	–	–	25.5	25.5
New Taiwan Dollar	5.6	–	–	20.6	20.6
New Zealand Dollar	7.0	1.0	26.4	30.9	57.3
Singapore Dollar	3.6	–	–	21.2	21.2
United States Dollar	7.0	–	–	46.1	46.1
			283.5	536.8	820.3

All borrowings are unsecured.

The weighted average interest rates and periods of fixed rate borrowings are stated after taking account of hedging transactions.

21. NET OPERATING ASSETS

	Segment assets US$m	Segment liabilities US$m	Associates and joint ventures US$m	Unallocated assets and liabilities US$m	Total US$m
2001					
By geographical area:					
Company and subsidiaries					
• North Asia	577.9	(420.6)	–	(292.8)	(135.5)
• South Asia	343.6	(201.3)	–	(36.5)	105.8
• New Zealand	141.9	(75.4)	–	(27.0)	39.5
• Australia	31.2	(31.9)	–	5.5	4.8
Associates and joint ventures					
• North Asia	–	–	87.0	–	87.0
• South Asia	–	–	30.0	–	30.0
	1,094.6	(729.2)	117.0	(350.8)	131.6
Support Office	1.4	(25.8)	–	419.4	395.0
	1,096.0	**(755.0)**	**117.0**	**68.6**	**526.6**
By business:					
Company and subsidiaries					
• Retailing	1,077.8	(728.8)	–	(382.2)	(33.2)
• Manufacturing	16.8	(0.4)	–	31.4	47.8
Associates and joint ventures					
• Retailing	–	–	28.4	–	28.4
• Restaurants	–	–	88.6	–	88.6
	1,094.6	(729.2)	117.0	(350.8)	131.6
Support Office	1.4	(25.8)	–	419.4	395.0
	1,096.0	**(755.0)**	**117.0**	**68.6**	**526.6**

21. NET OPERATING ASSETS (continued)	Segment assets US$m	Segment liabilities US$m	Associates and joint ventures US$m	Unallocated assets and liabilities US$m	Total US$m
2000					
By geographical area:					
Company and subsidiaries					
• North Asia	708.8	(437.7)	–	(383.4)	(112.3)
• South Asia	321.0	(175.6)	–	(18.7)	126.7
• New Zealand	154.2	(72.0)	–	(50.5)	31.7
• Australia	354.2	(232.0)	–	(211.4)	(89.2)
Associates and joint ventures					
• North Asia	–	–	88.8	–	88.8
• South Asia	–	–	25.5	–	25.5
• Australia	–	–	0.2	–	0.2
	1,538.2	(917.3)	114.5	(664.0)	71.4
Support Office	4.7	(13.0)	–	399.8	391.5
	1,542.9	(930.3)	114.5	(264.2)	462.9
By business:					
Company and subsidiaries					
• Retailing	1,435.7	(864.9)	–	(671.6)	(100.8)
• Manufacturing and trading	102.5	(52.4)	–	7.6	57.7
Associates and joint ventures					
• Retailing	–	–	28.1	–	28.1
• Restaurants	–	–	86.4	–	86.4
	1,538.2	(917.3)	114.5	(664.0)	71.4
Support Office	4.7	(13.0)	–	399.8	391.5
	1,542.9	(930.3)	114.5	(264.2)	462.9

Segment assets include goodwill, tangible assets, leasehold land payments, pension assets, stocks, debtors and prepayments.

Segment liabilities include creditors and accruals and pension liabilities.

Associates and joint ventures include share of attributable net assets and unamortised goodwill on acquisition.

Unallocated assets and liabilities include other investments, tax assets and liabilities, cash and cash equivalents, and borrowings.

22. SHARE CAPITAL

	2001 US$m	2000 US$m
Authorised:		
2,250,000,000 shares of US¢5 5/9 each	**125.0**	125.0
500,000 shares of US$800 each	**400.0**	400.0
	525.0	525.0

	Ordinary shares in millions 2001	Ordinary shares in millions 2000	2001 US$m	2000 US$m
Issued and fully paid:				
Ordinary shares of US¢5 5/9 each				
At 1st January	**1,700.6**	1,691.4	**94.5**	94.0
Issued under share incentive schemes	**7.0**	9.2	**0.4**	0.5
At 31st December	**1,707.6**	1,700.6	**94.9**	94.5
Outstanding under share incentive schemes	**(51.8)**	(44.9)	**(2.9)**	(2.5)
	1,655.8	1,655.7	**92.0**	92.0

23. SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase shares in the Company. Under the Schemes shares are issued to the Trustee of the Schemes, The Verandah Trust Company Limited, a wholly-owned subsidiary, which holds the shares until the options are exercised. Shares are issued at prices based on the average market price for the five trading days immediately preceding the date of grant of the options, which are exercisable for up to 10 years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet (note 22) and the premium attached to them is netted off the share premium account (note 24).

Movements for the year

	Ordinary shares in millions 2001	Ordinary shares in millions 2000	2001 US$m	2000 US$m
At 1st January	**44.9**	35.7	**44.7**	39.3
Granted	**7.0**	9.2	**3.6**	5.4
Exercised	**(0.1)**	–	**(0.1)**	–
At 31st December	**51.8**	44.9	**48.2**	44.7

The exercise prices of share options exercised during the year were in the range of US$0.4925 to US$0.6045 (2000: Nil) per share.

23. SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES (continued)

Outstanding at 31st December

Expiry date	Exercise price US$	Ordinary shares in millions 2001	Ordinary shares in millions 2000
2001	1.4580	**–**	0.5
2002	1.6730	**0.5**	0.5
2003	1.6220	**0.9**	1.3
2004	1.4720	**0.1**	0.1
2005	1.0000	**1.2**	1.6
2006	0.8220	**1.0**	1.2
2007	0.7360 - 0.8735	**7.3**	7.3
2008	0.9425 - 1.2920	**7.3**	8.4
2009	1.0245 - 1.2380	**6.0**	7.0
2010	0.4230 - 0.6045	**7.8**	8.6
2011	0.5075	**6.6**	–
		38.7	36.5
Unallocated	0.4925 - 1.6730	**13.1**	8.4
		51.8	44.9

24. SHARE PREMIUM

	2001 US$m	2000 US$m
At 1st January	**191.1**	186.2
Shares issued under share incentive schemes	**3.2**	4.9
At 31st December	**194.3**	191.1
Outstanding under share incentive schemes	**(45.3)**	(42.2)
	149.0	148.9

25. REVENUE AND OTHER RESERVES

	Revenue reserves US$m	Property revaluation reserves US$m	Contributed surplus US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2001						
At 1st January						
– as previously reported	83.7	154.7	162.1	–	(60.7)	339.8
– change in accounting policy on leasehold properties	(7.6)	(114.1)	–	–	0.7	(121.0)
	76.1	40.6	162.1	–	(60.0)	218.8
– effect of adopting IAS 39	–	–	–	(5.7)	–	(5.7)
– as restated	76.1	40.6	162.1	(5.7)	(60.0)	213.1
Transfer						
– additional depreciation transferred upon revaluation	0.4	(0.4)	–	–	–	–
– disposal of revalued assets	18.3	(18.3)	–	–	–	–
Net exchange translation differences						
– amount arising in year	–	–	–	–	(0.8)	(0.8)
– transfer to consolidated profit and loss account on disposal of Franklins' assets	–	–	–	–	35.4	35.4
Cash Flow hedges						
– transfer to consolidated profit and loss account	–	–	–	5.7	–	5.7
Change in attributable interests	0.3	–	–	–	–	0.3
Net profit	29.8	–	–	–	–	29.8
At 31st December	**124.9**	**21.9**	**162.1**	**–**	**(25.4)**	**283.5**
of which:						
Company	209.6	–	162.1	–	(12.1)	359.6
Associates and joint ventures	86.7	–	–	–	(4.0)	82.7

25. REVENUE AND OTHER RESERVES (continued)

	Revenue reserves US$m	Property revaluation reserves US$m	Contributed surplus US$m	Exchange reserves US$m	Total US$m
2000					
At 1st January					
– as previously reported	326.6	181.8	162.1	(33.1)	637.4
– change in accounting policy on leasehold properties	(7.3)	(142.8)	–	–	(150.1)
– as restated	319.3	39.0	162.1	(33.1)	487.3
Revaluation of properties					
– deferred tax	–	1.9	–	–	1.9
Transfer					
– additional depreciation transferred upon revaluation	0.3	(0.3)	–	–	–
Net exchange translation differences					
– amount arising in year	–	–	–	(26.9)	(26.9)
Net loss	(171.5)	–	–	–	(171.5)
Ordinary dividends (note 26)	(72.0)	–	–	–	(72.0)
At 31st December	76.1	40.6	162.1	(60.0)	218.8
of which:					
Company	175.4	–	162.1	(10.7)	326.8
Associates and joint ventures	83.1	–	–	(4.0)	79.1

Property revaluation reserves are non-distributable.

The contributed surplus principally arose from the conversion of convertible preference shares in 1989 and, under the Bye-Laws of the Company, is distributable.

26. DIVIDENDS

	2001 US$m	2000 US$m
No final dividend in respect of 2000 (1999: US¢4.35 per share)	–	72.0
No interim dividend in respect of 2001 (2000: Nil)	–	–
	–	72.0

No final dividend is proposed by the Board in respect of 2001 (2000: Nil).

27. MINORITY INTERESTS

	2001 US$m	2000 US$m
By geographical area:		
• North Asia	**2.1**	0.5
• South Asia	**–**	2.7
	2.1	3.2
Movements for the year:		
At 1st January	**3.2**	5.1
Attributable profits less dividends	**0.2**	0.7
Capital contribution	**2.2**	–
Disposal	**(0.1)**	–
Purchase of minority interests	**(3.4)**	(2.6)
At 31st December	**2.1**	3.2

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	2001 US$m	2000 US$m
a. Depreciation and amortisation		
By geographical area:		
• North Asia	**73.5**	67.7
• South Asia	**21.8**	19.4
• New Zealand	**18.3**	18.1
• Australia	**16.6**	64.8
	130.2	170.0
b. Other non-cash items		
Net profit on sale of Sims	**(17.3)**	–
Net gain on disposal of Franklins' assets	**(37.5)**	–
Restructuring costs of Wellcome Delivers	**6.6**	–
Impairment of assets	**12.9**	129.4
Loss/(profit) on sale of tangible assets	**5.9**	(7.1)
Other	**(1.7)**	(0.9)
	(31.1)	121.4
By geographical area:		
• North Asia	**1.3**	(3.7)
• South Asia	**0.5**	0.6
• New Zealand	**3.3**	2.5
• Australia	**(36.2)**	122.0
	(31.1)	121.4
c. Decrease in working capital		
Decrease in stocks	**138.3**	73.8
(Increase)/decrease in debtors and prepayments	**(7.6)**	4.0
Decrease in creditors and accruals	**(100.5)**	(7.5)
	30.2	70.3

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)

	2001 US$m	2000 US$m
d. Purchase of subsidiaries		
Current assets	–	(0.2)
Minority interests	**(3.4)**	(2.6)
Fair value at acquisition	**(3.4)**	(2.8)
Goodwill	**(5.4)**	(4.3)
Consideration	**(8.8)**	(7.1)
Satisfied by:		
Cash	**(11.7)**	(10.0)
Deferred consideration included in other creditors	**2.9**	2.9
	(8.8)	(7.1)

During 2001, the Group purchased the remaining minority interests in Wellcome Taiwan Company Limited (2.8%) and Giant TMC Bhd (10%).
During 2000, the Group purchased the remaining 50% in Selangor Ice Company Sdn Bhd, which holds a 70% stake in the Guardian business in Malaysia.

	2001 US$m
e. Sale of Sims	
Goodwill	**1.4**
Tangible assets	**4.0**
Other non-current assets	**0.1**
Current assets	**69.9**
Current liabilities	**(39.8)**
Deferred tax liabilities	**(0.5)**
Minority interests	**(0.1)**
Net assets disposed of	**35.0**
Additional costs on retirement benefits transferred (note 16)	**1.7**
Net profit on sale	**17.3**
Sale proceeds	**54.0**
Less: Bank balances (net of borrowings)	**(0.4)**
Net cash inflow on sale	**53.6**
f. Disposal of Franklins' assets	
Net assets disposed of	**144.4**
Cumulative translation differences	**35.4**
Net gain on disposal	**37.5**
Net cash inflow on disposal	**217.3**
Closure and related costs	**90.2**
Disposal proceeds	**307.5**

	2001 US$m	2000 US$m
g. Analysis of balances of cash and cash equivalents		
Bank balances (note 18)	**511.0**	578.0
Bank overdrafts (note 20)	**(24.3)**	(28.4)
	486.7	549.6

29. FINANCIAL INSTRUMENTS

The Group manages its exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investment in foreign subsidiaries, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps and caps.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps and caps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates, which approximate their carrying amount.

Derivative financial instruments

In the year ended 31st December 2000, the Group did not recognise in its financial statements the change in fair value of derivative financial statements. On the adoption of IAS 39 at 1st January 2001, certain derivatives were designated as cash flow hedges and remeasured to fair values.

The net fair value of derivative financial instruments at 31st December are as follows:

	2001		2000	
	Positive fair value US$m	**Negative fair value US$m**	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges – interest rate swaps	–	–	–	5.7

29. FINANCIAL INSTRUMENTS (continued)

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2001 were US$64.1 million (2000: US$64.1 million).

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following two years.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2001 were US$164.1 million (2000: US$283.5 million).

	2001 US$m	2000 US$m
Within one year	**29.4**	36.5
Between one and five years	**134.7**	247.0
	164.1	283.5

As at 31st December 2001, the fixed interest rates relating to interest rate swaps vary from 2.5% to 6.0% (2000: 5.4% to 7.9%).

30. COMMITMENTS

	2001 US$m	2000 US$m
Capital commitments		
Authorised not contracted	**75.6**	23.8
Contracted not provided	**6.3**	4.8
	81.9	28.6
Operating lease commitments		
Total commitments under operating leases		
– due within one year	**221.1**	267.9
– due between one and five years	**371.8**	580.6
– due beyond five years	**107.0**	500.3
	699.9	1,348.8

Total future sublease payments receivable relating to the above operating leases amounted to US$4.7 million (2000: US$2.3 million).

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

31. CONTINGENT LIABILITIES

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

32. RELATED PARTY TRANSACTIONS

The parent company of the Group is Jardine Strategic Holdings Limited and the ultimate parent company is Jardine Matheson Holdings Limited. Both companies are incorporated in Bermuda.

In the normal course of business the Group undertakes on an arms-length basis a wide variety of transactions with certain of its associates and joint ventures, and with Jardine Matheson Holdings Limited and its subsidiary undertakings, associates and joint ventures. All of such transactions are considered to be immaterial in the context of the Group.

Under the terms of a Management Services Agreement, the Group pays a management fee to Jardine Matheson Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited, based on 0.5% per annum of the Group's net profit in consideration for certain management consultancy services provided by Jardine Matheson Limited.

33. SUMMARISED BALANCE SHEET OF THE COMPANY

	2001 US$m	2000 US$m
Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda law.		
Subsidiaries, at cost less provision	**648.6**	612.8
Other investments	**0.4**	0.4
Current liabilities	**(0.2)**	(0.8)
Net operating assets	**648.8**	612.4
Share capital (note 22)	**94.9**	94.5
Share premium (note 24)	**194.3**	191.1
Revenue and other reserves (note 25)	**359.6**	326.8
Shareholders' funds	**648.8**	612.4

34. PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

A list of principal subsidiaries, associates and joint ventures is presented on page 53.

Report of the Auditors

To the Members of Dairy Farm International Holdings Limited

We have audited the financial statements on pages 17 to 50. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the Group at 31st December 2001 and of its profit and cash flows for the year then ended in accordance with International Accounting Standards and the Bermuda Companies Act.

Our audit was conducted for the purpose of forming an opinion on the financial statements. The supplementary financial information (being that described as "prepared in accordance with IAS as modified by revaluation of leasehold properties") shown on pages 17 to 20 is presented for purposes of additional analysis and is not part of the financial statements prepared in accordance with International Accounting Standards. The supplementary financial information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion has been properly prepared in accordance with the basis set out on page 21.

PricewaterhouseCoopers

London, 26th February 2002

1 Embankment Place
London WC2N 6RH
United Kingdom

FIVE YEAR SUMMARY

prepared in accordance with IAS as modified by revaluation of leasehold properties

	1997 US$m	1998 US$m	1999 US$m	2000 US$m	**2001 US$m**
SALES AND PROFIT					
Sales*	3,191.1	2,980.7	2,991.5	3,255.4	**3,470.2**
Sales including associates*	3,973.8	3,809.7	3,821.0	4,166.4	**4,382.3**
Net profit/(loss)	112.4	157.3	37.3	(194.5)	**30.1**
Underlying net profit	120.4	127.5	92.9	0.5	**47.5**
Earnings/(loss) per share (US¢)	6.26	8.58	2.08	(11.75)	**1.82**
Underlying earnings per share (US¢)	6.71	6.96	5.17	0.03	**2.87**
Dividends per share (US¢)	6.00	6.00	6.00	–	**–**
** Continuing activities*					
BALANCE SHEET					
Goodwill	1.1	8.5	86.9	72.4	**70.1**
Tangible assets	1,267.6	949.8	1,127.9	894.0	**702.2**
Associates and joint ventures	332.6	149.2	146.4	123.6	**126.0**
Deferred tax/other non-current assets	44.2	38.2	31.9	40.6	**36.6**
Net current asset/(liabilities)	140.9	412.2	(43.0)	219.5	**86.5**
Long-term borrowings	(422.5)	(391.9)	(439.7)	(735.6)	**(351.6)**
Deferred tax/other non-current liabilities	(36.0)	(42.9)	(27.0)	(30.6)	**(22.4)**
Net operating assets	1,327.9	1,123.1	883.4	583.9	**647.4**
Shareholders' funds	1,338.6	1,122.7	878.3	580.7	**645.3**
Minority interests	(10.7)	0.4	5.1	3.2	**2.1**
Capital employed	1,327.9	1,123.1	883.4	583.9	**647.4**
Net asset value per share (US¢)	61.76	61.13	53.05	35.07	**38.97**
CASH FLOWS					
Cash flows from operating activities	432.5	237.9	238.4	191.7	**158.0**
Cash flows from investing activities	(182.6)	179.3	(339.8)	(193.5)	**153.5**
Cash flows before financing activities	249.9	417.2	(101.4)	(1.8)	**311.5**
Cash flow per share from operating activities (US¢)	24.10	12.98	13.28	11.58	**9.54**

PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

at 31st December 2001

Company name	Country of incorporation	Particulars of issued capital			Attributable interests (%)	Nature of business
Dairy Farm Management Limited	Bermuda	HKD USD	100,000 100	Ordinary Ordinary	100 **	Holding company
Dairy Farm Management Services Limited	Bermuda	USD	12,000	Ordinary	100 **	Group management
DFI Treasury Limited	British Virgin Islands	USD	1	Ordinary	100 **	Treasury company
ASIA						
Guangdong Sai Yi Convenience Stores Limited	Mainland China	HKD	50,000,000	Ordinary	65	Convenience stores
Asian Food Industries (HK) Limited	Hong Kong	HKD	5,800,000	Ordinary	100	Purchasing
Asian Food Industries (Properties) Limited	Hong Kong	HKD	10,000,000	Ordinary	100	Property
Hayselton Enterprises Limited	Hong Kong	HKD	2	Ordinary	100	Holding company
Maxim's Caterers Limited*	Hong Kong	HKD	60,000,000	Ordinary	50	Restaurants
The Dairy Farm Company, Limited	Hong Kong	HKD	60,000,000	Ordinary	100	Investment holding, supermarkets, convenience stores & drugstores
The Hong Kong Ice & Cold Storage Company Limited	Hong Kong	HKD	500,000	Ordinary	100	Ice manufacturing & property
Wellcome Company Limited	Hong Kong	HKD	255,000	Ordinary	100	Property
Guardian Pharmacy (Malaysia) Sdn Bhd	Malaysia	MYR	12,000,000	Ordinary	100	Pharmacies
Giant TMC Bhd	Malaysia	MYR	19,669,914	Ordinary	100	Supermarkets/hypermarkets
Fitzpatrick's Holdings Pte Limited	Singapore	SGD	30,000,000	Ordinary	100	Holding company
Cold Storage Singapore (1983) Pte Limited	Singapore	SGD	25,685,000	Ordinary	100	Supermarkets, hypermarkets & convenience stores
Guardian SEA Pte Limited	Singapore	SGD	4,000,000	Ordinary	100	Pharmacies
Wellcome Taiwan Company Limited	Taiwan	TWD	1,800,000,000	Ordinary	100	Supermarkets
PT Hero Supermarket Tbk*	Indonesia	IDR	164,710,000,000	Ordinary	37	Supermarkets, drugstores & convenience stores
Foodworld Supermarkets Limited*	India	INR	508,800,000	Ordinary	49	Supermarkets
RPG Guardian Limited*	India	INR	45,000,000	Ordinary	50	Drugstores
NEW ZEALAND						
Denstree Corporation Limited	New Zealand	NZD NZD	3,300 10,200	Ordinary Preference	100	Holding company
Woolworths (New Zealand) Limited	New Zealand	NZD NZD	5,503,850 100,000	Ordinary Preference	100	Supermarkets

* *Associates or joint ventures. All other companies are subsidiaries.*

** *Owned directly.*

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with IAS, must give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that applicable accounting standards have been followed. Supplementary financial information, described as being "prepared in accordance with IAS as modified by revaluation of leasehold properties", has been presented by the Directors and reviewed and commented upon by the external auditors. The supplementary financial information is intended to provide shareholders with a more meaningful presentation of the Group's financial performance.

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

Internal Financial Control

The Board is responsible for maintaining a system of internal financial control designed to enable the Directors to monitor the Group's overall financial position, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

Dairy Farm's policy on commercial conduct underpins the Group's internal financial control process. The policy is set out in a published "Code of Conduct" which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored by an annual compliance certification process.

The Board maintains control and direction over strategic, financial, organisational and compliance issues, and has in place an organisational structure with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Board has delegated to executive management the implementation of the systems of internal financial control throughout the Group: these systems are monitored by a series of audit committees which operate in each major business unit across the Group, and an internal audit function which reports their findings and recommendations for any corrective action required to the relevant audit committee, and, if appropriate, to the Audit Committee of Dairy Farm Management Services Limited.

The systems of internal control include:
- An ongoing process of reviewing internal controls and evaluating risks faced by the Group.
- Approval by the Board of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the Audit Committee and the Board.
- Post event reviews of major investments by the executive management.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee with the executive management and a report is received from the external auditors on the audit process. The external auditors also meet with the full Board, in addition to the Group Chief Executive and other executive directors.

The Audit Committee keeps under review the nature, scope and results of the external audit, the audits conducted by the internal audit department and the findings of the various Group audit committees. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' Interests

At 31st December 2001, the Directors of the Company had the interests set out below in the ordinary share capitals of the Company and its holding companies, Jardine Strategic Holdings Limited ("Jardine Strategic") and Jardine Matheson Holdings Limited ("Jardine Matheson"), and fellow subsidiary Mandarin Oriental International Limited ("Mandarin Oriental"). These interests were beneficial except where otherwise indicated.

	The Company	Jardine Strategic	Jardine Matheson	Mandarin Oriental
Simon Keswick	66,087	7,181	32,175,041 #†	19,858
		19,661 *	2,722,552 *	
Percy Weatherall	579,981	78,750	28,699,561 #†	–
			210,331 *	
Ronald J Floto	578,700	10,000	–	–
Brian Keelan	163,800	250,000	36,000	115,000
George Joseph Ho	18,000	–	–	–
Henry Keswick	–	–	10,342,724 #	–
			55,366 *	
Dr George C G Koo	37,483	136,283	20,482	37,825
R C Kwok	94,424	72,015	66,852	45,898
C G R Leach	–	52,962	804,649	–
Norman Lyle	99,900	–	–	100,000
Owen Price	56,614	–	–	–

* *non-beneficial.*

\# *includes 2,269,585 ordinary shares held by a family trust in which Simon Keswick, Percy Weatherall and Henry Keswick each has a discloseable interest.*

† *includes 23,689,619 ordinary shares held by a family trust in which Simon Keswick and Percy Weatherall each has a discloseable interest.*

In addition:

(a) At 31st December 2001, Ronald J Floto and Howard Mowlem held options in respect of 5,254,137 and 450,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

(b) At 31st December 2001, Percy Weatherall, Brian Keelan, Norman Lyle and James Watkins held options in respect of 750,000, 750,000, 700,000 and 500,000 ordinary shares, respectively, in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

(c) At 31st December 2001, Simon Keswick, Percy Weatherall, Brian Keelan, Henry Keswick, R C Kwok, C G R Leach, Norman Lyle and James Watkins had deemed interests in 35,915,991 ordinary shares in Jardine Matheson as discretionary objects under the 1947 Trust, the income of which is available for distribution to senior executive officers and employees of Jardine Matheson and its wholly-owned subsidiaries.

(d) On 4th March 2002, Percy Weatherall acquired 60,000 ordinary shares in Jardine Matheson upon the exercise of options issued pursuant to that company's senior executive share incentive schemes.

(e) On 6th March 2002, Ronald J Floto and Howard Mowlem were granted options in respect of a further 500,000 and 550,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

(f) On 7th March 2002, Percy Weatherall was granted options in respect of a further 100,000 ordinary shares in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 11th March 2002.

Directors' Appointments, Remuneration and Service Contracts

On 26th July 2001, Brian Keelan was appointed as a Director of the Company. On 12th October 2001, Howard Mowlem was appointed Group Finance Director of the Company in place of Ian Durant. In accordance with Bye-Law 85, Dr George C G Koo and Owen Price retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. In accordance with Bye-Law 92, Brian Keelan and Howard Mowlem will also retire at the Annual General Meeting and, being eligible, offer themselves for re-election. None of the Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2001, the Directors received remuneration and benefits in kind payable by the Group which amounted to US$3.0 million (2000: US$3.7 million).

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company of the following notifiable interests in the ordinary shares of the Company: The Verandah Trust Company Limited, a subsidiary and trustee of the Senior Executive Share Incentive Schemes of the Company, was interested in 52,767,137 ordinary shares representing 3.09% of the Company's current issued ordinary share capital. Jardine Strategic and its subsidiary undertakings were interested directly and indirectly in 1,081,796,708 ordinary shares representing 63.29% of the Company's current issued ordinary share capital, which interest included those shares held by The Verandah Trust Company Limited. By virtue of its interest in Jardine Strategic, Jardine Matheson was deemed to be interested in the same number of ordinary shares. In addition, Franklin Resources, Inc has notified the Company that it and its affiliates on behalf of clients were interested in 188,433,048 ordinary shares, representing 11.03% of the Company's current issued ordinary share capital. Apart from these shareholdings, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 11th March 2002.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorised to manage investments under an investment management agreement or where such person is the operator of an authorised collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 16th May 2001, shareholders renewed the approval of a general mandate authorising the Directors to effect purchases of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

On 26th February 2002, the Company announced its intention to repurchase up to 170 million ordinary shares (representing approximately 10% of its issued ordinary share capital) through a tender offer. Under the tender offer, tenders are invited in the range of US$0.66 to US$0.75 per share. The tender offer will close on 5th April 2002.

Arrangements under which Shareholders have Agreed to Waive Dividends

There were no arrangements between any shareholder and the Company in respect of the waiver of dividends for 2001.

Related Party Transactions

During the course of the year, the Company entered into transactions with "related parties", as defined in the listing rules of the UK Listing Authority, details of which are included in note 32 to the financial statements on page 50.

Annual General Meeting

The full text of the resolutions and explanatory notes of the 2002 Annual General Meeting are contained in the Notice of Meeting which is set out on pages 58 and 59.

Shareholder Information

FINANCIAL CALENDAR

2001 full-year results announced	26th February 2002
Annual General Meeting to be held	8th May 2002
2002 half-year results to be announced	30th July 2002*

* *Subject to change.*

DIVIDENDS

No final dividend is recommended for payment by the Board in respect of 2001.

REGISTRARS AND TRANSFER AGENT

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Limited
P O Box HM 1068
Hamilton HM EX
Bermuda

Singapore Branch Registrar
M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

Jersey Branch Registrar
Capita IRG (Offshore) Limited
P O Box 378
St Helier, Jersey JE4 0FF
Channel Islands

United Kingdom Transfer Agent
Capita IRG Plc
Bourne House, 34 Beckenham Road
Beckenham, Kent BR3 4TU
England

ADR Depositary
The Bank of New York
Depositary Receipts Division
620 Avenue of the Americas
6th Floor, New York, NY 10011
United States of America

Press releases and other financial information on the Company can be accessed through the Internet at "www.dairyfarmgroup.com".

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the members of Dairy Farm International Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Wednesday, 8th May 2002 at 9:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Report of the Auditors for the year ended 31st December 2001.
2. To re-elect Directors.
3. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

4. That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, "Relevant Period" being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, "Rights Issue" being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory)), or the issue of shares pursuant to the Company's Senior Executive Share Incentive Schemes, shall not exceed US$4.60 million, and the said approval shall be limited accordingly.

5. That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, "Relevant Period" being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ("Put Warrants") whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 4 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board

C H WILKEN
Company Secretary

28th March 2002

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 4

This resolution relates to the renewal of a general mandate authorising the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 5

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the "Repurchase Mandate"). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢5 5/9 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 11th March 2002, the latest practicable date prior to the publication of this document, a total of 52,767,137 share options issued pursuant to the Company's Senior Executive Share Incentive Schemes were outstanding, representing 3.09% of the issued share capital at that date and 3.63% of the issued share capital if the full authority to repurchase shares (existing and being sought) was used. There are no outstanding warrants to subscribe for shares.

The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Note: *A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.*

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

MANAGEMENT AND OFFICES

OPERATING MANAGEMENT

Ronald J Floto	*Group Chief Executive*
Howard Mowlem	*Group Finance Director*
Ed Chan	*Regional Director, North Asia*
Michael Kok	*Regional Director, South Asia*
Andrew Davidson	*Chief Executive Officer, New Zealand*

Management Office
7/F Devon House, Taikoo Place
979 King's Road
Quarry Bay, Hong Kong
P O Box 286, GPO
Tel : (852) 2299 1888
Fax : (852) 2299 4888

NORTH ASIA
Hong Kong
Wellcome supermarkets
5/F Devon House, Taikoo Place
979 King's Road
Quarry Bay, Hong Kong
Tel : (852) 2299 3838
Fax : (852) 2299 2838
Jeff Shaw

7-Eleven convenience stores
5/F Devon House, Taikoo Place
979 King's Road
Quarry Bay, Hong Kong
Tel : (852) 2299 1711
Fax : (852) 2299 4711
David Tso

Mannings drugstores
5/F Devon House, Taikoo Place
979 King's Road
Quarry Bay, Hong Kong
Tel : (852) 2299 3388
Fax : (852) 2299 2388
Caroline Mak

Maxim's Caterers Ltd*
3505, Gloucester Tower, Landmark
Central, Hong Kong
Tel : (852) 2523 4107
Fax : (852) 2845 0715
James T Wu

Mainland China
7-Eleven convenience stores – Guangzhou/Shenzhen
3/F Guangdong Mechanical Sub-Building
185 Yue Hua Road, Yue Xiu District
Guangzhou
Tel : (86 20) 8364 7118
Fax : (86 20) 8364 7436
John Ma

Taiwan
Wellcome Taiwan Company Ltd
2nd Floor, 175 Hua Ling Street
Shih Lin, Taipei
Tel : (886 2) 2883 9489
Fax : (886 2) 2881 7050
Alex Tay

SOUTH ASIA
Singapore
Cold Storage Singapore (1983) Pte Ltd
1 Sophia Road #06-38
Peace Centre, Singapore 228149
Tel : (65) 6337 2766
Fax : (65) 6339 0398
Gary Dunwell

Malaysia
Giant TMC Bhd
Mezzanine Floor
Giant Hypermarket Shah Alam Stadium
Lot 2, Persiaran Sukan, Seksyen 13
40100 Shah Alam
Selangor Darul Ehsan, Malaysia
Tel : (60 3) 5544 8888
Fax : (60 3) 5511 0164
John Coyle

Guardian Pharmacy (M) Sdn Bhd
Unit 701, Level 7, Uptown 1
Jalan SS21/58
Damansara Uptown
47400 Petaling Jaya
Selangor
Tel : (60 3) 7725 5966
Fax : (60 3) 7725 6068
Helen Aw

Indonesia
PT Hero Supermarket Tbk*
Jl. Jend. Gatot Subroto No. 177A
Kav. 64, 12870 Jakarta
Tel : (62 21) 837 88388
Fax : (62 21) 831 7734
Ipung Kurnia/Ian McClellan

India
Foodworld Supermarkets Ltd*
Spencer Plaza, 4th Floor
769, Anna Salai, Chennai-600 002
Tel : (91 44) 852 3611
Fax : (91 44) 852 3691
Oscar Braganza

RPG Guardian Ltd*
Spencer Plaza, 4th Floor
769, Anna Salai, Chennai-600 002
Tel : (91 44) 852 3611
Fax : (91 44) 852 3691
Oscar Braganza

NEW ZEALAND
Woolworths (New Zealand) Ltd
74 Kerrs Road, Private Bag 76927
Manukau City, Auckland
Tel : (64 9) 262 0772
Fax : (64 9) 262 6670
Andrew Davidson

* *Associates or joint ventures.*

Further information about the Group can be found at our Internet website "**www.dairyfarmgroup.com**".

DESIGN: FORMAT LIMITED

www.dairyfarmgroup.com